I - 7234



03057095

APR 29 2003

P.E 12-31-02

GAP

performance engineering
learning resource management
custom training solutions
business training support
homeland security

GP Strategies Corporation

chemical demilitarization
domestic preparedness
engineering services
IT services
training services
logistics support
environmental services
aerospace
metals
pharmaceutical



Annual Report 2002

pulp and paper
telecommunications
electronics
automotive
food and beverage
postal
regulatory compliance
maintenance workforce
skilled trades
performance improvement services
e-learning solutions
systems support services
application development and support
maintenance & reliability
technical training
thermal performance engineering
construction management
process safety
risk management
environmental engineering
outsourcing services
power plant support services
engineering and design
equipment evaluation and recertification
semi-conductors
management systems/organizational change
management process change
personal & professional development
quality systems
benchmarking
engineering audits and evaluations
plant modifications
process optimization
leadership development
product development support
field engineering
lean enterprise


Effective
Tra





GP Strategies Corporation



Excellence in integrating people, processes and technology







To Our Shareholders

Who says we can't change with the times? After 18 years at 9 West, we find ourselves among the leafy vistas (and criss-crossing highways) of Westchester County, miles north of New York City. It is more than just a physical change: we are in the process of re-inventing GP Strategies Corporation.

On Friday, March 21, 2003, we received IRS approval of our proposed spinoff (to our shareholders) of the new National Patent Development Corporation (NPDC). We still need bank approval and must do a filing with the SEC, but the process has shifted into gear.

What does this mean? Well for starters, there will be two companies — both owned (for the first minutes) by the same shareholders. One will be GP Strategies (GPX), which will consist of General Physics Corporation and its subsidiaries and affiliates. The other will be NPDC, comprised of MXL and the other assets of GPX. GPX, a focused company that is being recreated at a time when its client base (GM, Ford, Applied Materials, etc.) has been under severe pressure, is in the process of bouncing back. NPDC will be on a more aggressive track, protected by the operations of MXL and its other assets as it seeks new disciplines and technologies. In a perfect world, both companies should prosper and return continuous long-term rewards to you, our steadfast and patient shareholder.



Reductions to our operating costs are steadily strengthening our position.

General Physics Corporation

These are challenging times — for our nation, our people and our world. But amid the confusion, an important process is taking place. Organizations of all descriptions — governments, families, and companies — are looking inward and working hard to make the changes needed to return to a positive path.

As a company, we too are rigorously engaged in this process. Reductions to our operating costs are steadily strengthening our position. We have made some tough decisions, but when we compare the many inherent strengths of our company with the current and future needs of the marketplace, we can't help but feel optimistic. While the economy has clearly presented challenges to some of our areas of business, it has simultaneously provided new opportunities.

Training Outsourcing

Organizations need to be fast and flexible — thus the growth of Business Process Outsourcing. Taking advantage of GP's experience and leveragable resources by outsourcing their training and personnel development has become an important part of our clients' business strategy.

While the economy has clearly presented challenges to some of our areas of business, it has simultaneously provided new opportunities.



GP helped pioneer the industry, and with over 15 years in the field stands among the most experienced training outsource providers in the world. We've been putting that experience to work, signing significant new agreements with companies including Agilent Technologies, Eli Lilly and Company, IBM, Texas Instruments, the United Nations, United Technologies, and others.

Alternative Fuels

With the current state of global politics and the ever-increasing emphasis on our environment, alternative fuels are moving rapidly from the "great idea" stage to the "required" list. GP's engineering and technical services include a preeminent capability to design and install Liquefied Natural Gas (LNG) fueling equipment and facilities in the state of California. An alternative fuel for truck and bus fleets, LNG helps our West Coast customers meet clean air requirements economically. Completed and current projects ranging from a few hundred thousand dollars to one million plus dollars have positioned GP as a leader in this industry. Now, as in the past, the diversity of our products and services is making the difference for our clients and for our company.



GP's engineering and technical services include a preeminent capability to design and install Liquefied Natural Gas (LNG) fueling equipment and facilities in the state of California.

Homeland Security

For 35 years, we've proudly supported the U.S. Government and our Armed Forces. The resumes of our leadership ranks are filled with distinguished service to our country. So serving the security needs of our country is far more than a business matter for us — it's in our blood. Today GP supports the Department of Homeland Security by training first responders in cities across the US in the operation and maintenance of detection and decontamination equipment used to respond to a nuclear, biological or chemical event. GP currently manages the U.S. Army Chemical (Agent) Demilitarization Training Facility and the American Red Cross Clara Barton Training Center for Domestic Preparedness. Our experience with weapons of mass destruction (WMD) has been recognized by organizations responsible for health care and emergency management in the states of California, Louisiana, Mississippi, New York, Pennsylvania, Tennessee and Texas. Many have taken advantage of our unique web-based statewide WMD assessment tool, which allows them to rapidly evaluate the current state of readiness within their healthcare systems and acquire Federal funding commensurate with their needs.

GP helped pioneer the Business Process Outsourcing industry, and with over 15 years in the field stands among the most experienced training outsource providers in the world.



Financial Overview

On December 31, 2001 our bank debt was $32.3 million as compared to $22.1 million on December 31, 2002 — a reduction of 32%. In the past two years there has been a cumulative reduction of over $30 million — a heck of a performance in the face of a very difficult business climate. We intend to continue this program of debt reduction this year.

Spinoff

An apology: in last year's annual report we indicated that there would be a 6-month follow-up letter to shareholders. Actually, there was: our announcement on the 11th day of July, 2002 that we were planning the spinoff.

The Other Assets

- Hydro Med Sciences is completing its Phase III clinical program which uses HMS's patented Hydron® implant to deliver (one year) Histrelin® (LHRH) to control prostate cancer. Clinical results to date seem to indicate that the consistent delivery of Histrelin® is an effective means of treatment for metastasized prostate cancer. A new round of financing, led by Sanders, Morris & Harris, is under way which should permit the completion of Phase III and the filing of the New Drug Application with the FDA (planned for this calendar year).



Today GP supports the Department of Homeland Security by training first responders in cities across the US.

It's been a long road for this unique plastic, from a technical curiosity in a laboratory in Prague, Czechoslovakia, to the soft contact lens, to being a weapon in the fight against prostate cancer — with many stops in between.

▷ Our litigation against EDS (& MCI) was noticed for trial in New York Supreme Court on the 14th day of March, 2003. Hopefully, by the time we issue next year's report, the case will be either settled or litigated. A note for new investors: this litigation is based on a fraud claim for $117.9 million plus interest and punitive damages.

▷ MXL — usually a very consistent performer (an annual average of $10 million sales and $1.5 million EBITDA over the past five years), had an off year. As a result, we are now focusing on our more profitable operations in Lancaster, PA. Further, certain military contracts are now in the offing, which could have a very positive effect on this year's earnings.

▷ Five Star Group, Inc., our 47%-owned distributor of hardware and home decorating products, had a solid year 2002, and in 2003 should hit $100 million in revenues with improved earnings.

▷ We have been liquidating our other investments on a continuous basis, using the proceeds to reduce bank debt. This process will continue.

As we write this, our troops have entered Baghdad. There will be no politics in this missive. We're all Americans — and extremely proud of our kids over there. The economy will revive, and with it, our fortunes. If the spinoff occurs, it will give our shareholders a two for one. I expect the new GP Strategies to get stronger and stronger. We will have over 1,200 people who are your partners, who care, and who are reaching for the brass ring. And while this difficult economy has placed enormous restraints on startups and new technologies, it has created a lodestone of opportunity for the agile. NPDC will be right there, seeking, evaluating, and riding the next wave of the future.

I'm getting goose bumps just thinking about it.



Chairman and Chief Executive Officer

April 8, 2003

GP Strategies Corporation

Financial Review

Selected Financial Data

Operating Data (in thousands, except per share data)

Years ended December 31,	2002	2001	2000	1999	1998
Sales	$152,223	$186,611	$197,467	$224,810	$284,682
Gross margin	17,465	22,577	19,789	26,379	41,993
Interest expense	2,770	4,733	5,616	4,922	3,896
(Loss) income before taxes	(6,047)	1,570	(34,265)	(21,293)	(695)
Net (loss) income	(5,228)	(945)	(25,392)	(22,205)	(2,061)
Earnings (loss) per share:					
Basic	(.34)	(.09)	(2.04)	(1.95)	(.19)
Diluted	(.34)	(.09)	(2.04)	(1.95)	(.19)

Balance Sheet Data (in thousands)

December 31,	2002	2001	2000	1999	1998
Cash, cash equivalents and trading securities	$ 1,516	$ 1,705	$ 11,317	$ 4,068	$ 7,548
Short-term borrowings	22,058	32,338	36,162	40,278	30,723
Working capital (deficit)	780	(2,750)	1,834	(146)	13,989
Total assets	144,905	160,824	212,578	197,118	210,905
Long-term debt	6,912	6,863	17,612	18,490	21,559
Stockholders' equity	92,982	95,943	112,518	99,982	120,335

Selected Quarterly Financial Data (unaudited) (in thousands, except per share data)

Three Months Ended	March 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	March 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001
Sales	$40,226	$39,242	$36,616	$36,149	$49,114	$50,347	$44,713	$42,437
Gross margin	5,448	4,905	3,426	3,686	6,359	6,974	4,683	4,561
Net income (loss)	205	63	(3,887)	(1,609)	(244)	734	847	(2,282)
Net income (loss) per share:								
Basic	.01	(.01)	(.24)	(.10)	(.02)	.06	.06	(.19)
Diluted	.01	(.01)	(.24)	(.10)	(.02)	.06	.06	(.19)

Results of Operations

Overview

The Company's primary operating entity is General Physics, a global workforce development company that improves the effectiveness of organizations by providing training, management consulting, e-Learning solutions and engineering services that are customized to meet the specific needs of clients. Clients include Fortune 500 companies, manufacturing, process and energy companies, and other commercial and governmental customers.

General Physics' operations were resegmented in 2000 to two segments: the Manufacturing & Process Segment and the IT Segment. In addition to General Physics, the Company has a third segment, Optical Plastics (MXL), which manufactures molded and coated optical products. The Company also holds a number of investments in publicly held companies, including Millennium Cell Inc. ("Millennium"), GSE Systems ("GSES") and Five Star Products ("FSP"), and a private company Hydro Med Sciences ("HMS") and owns certain real estate.

While the Company currently owns 100% of the common stock of HMS, as a result of a private placement transaction of preferred stock that was completed on December 27, 2001, the Company no longer has financial and operational control of HMS. Therefore, for the year ended December 31, 2001, the operating results of HMS were consolidated within the Consolidated Statement of Operations. However, as a result of this private placement transaction, effective January 1, 2002 the Hydro Med Group no longer exists as a business segment. The Company currently accounts for its investment in HMS under the equity method.

The Company currently owns approximately 47.3% of the outstanding common stock of FSP and would own approximately 50% if certain stock options beneficially owned by the Company's officers were exercised. As of December 31, 2002, three officers of the Company served on the board of FSP (out of a total of seven directors), one of whom resigned effective March 27, 2003. However, effective August 1998, the Company entered into a Voting Agreement which limits its operating and financial control of FSP. Pursuant to an amendment of such agreement, the Company agreed that until June 30, 2004, it would vote its shares of common stock of FSP (i) such that not more than 50% of FSP's directors will be officers or directors of the Company and (ii) in the same manner and in the same proportion as the remaining stockholders of FSP vote on all matters presented to a vote of stockholders, other than the election of directors. Therefore, the Company accounts for its investment in FSP under the equity method.

In the third quarter of 2002, the Company announced significant cost reductions to reduce its future operating costs by over $7,000,000 on an annualized basis, primarily as a result of personnel reductions at General Physics which were substantially completed in the third quarter of 2002. In addition, the Company is currently modifying its employee benefit program and considering other measures to reduce expenses. It is anticipated that the full impact of the $7,000,000 of cost reductions will be initially reflected in 2003.

Furthermore, the Company has continued to reduce its debt outstanding under its revolving credit facility from approximately $49,500,000 at December 31, 2000 to approximately $22,100,000 at December 31, 2002.

In 2002, the Company had a loss before income taxes of $6,047,000 compared to income before income taxes of $1,570,000 in 2001. The decrease in income before income taxes in 2002, as compared to 2001, was primarily due to a reduced gross margin due to lower sales volume, severance and related expenses of $2,214,000, non-cash equity losses of $1,401,000 on HMS and $1,210,000 on GSES, respectively, and lower gains on sales of marketable securities, partially offset by lower interest expense due to reduced debt levels and interest rates. Additionally, effective January 1, 2002, the Company no longer amortizes goodwill in accordance with SFAS No. 142, Goodwill and Other Intangible Assets.

In 2002, the Company had a net gain of $2,267,000 on marketable securities, primarily relating to the Company's sale of 1,286,000 shares of Millennium, which were held as available-for-sale. The Company received gross proceeds of $3,833,000 from these sales. In addition, the Company recorded a $1,211,000 credit to compensation expense related to the Company's Millennium Cell Deferred Compensation Plan offered to certain of its employees, which is included as a credit to selling, general and administrative expense (see Note 3), and restructuring charge reversals of $368,000 primarily relating to favorable settlements on certain lease and contractual obligations. These items were offset by equity losses of $2,611,000 of which $1,401,000 related to HMS and $1,210,000 to GSES. The Company recorded charges of approximately $700,000 relating to financial and consulting fees and incurred approximately $800,000 of legal fees relating to the Company's ongoing litigation against MCI Communications, Systemhouse and Electronic Data Systems Corporation, as successor to Systemhouse (see Note 18).

In 2001, the Company had a net gain of $4,294,000 on marketable securities, primarily relating to the Company's sale of 2,081,000 shares of Millennium, 861,000 of which were trading securities and 1,220,000 of which were available for sale. The Company received gross proceeds of $14,624,000 from these sales. In addition, the Company recorded a $2,370,000 credit to compensation expense related to the Company's Millennium Cell Deferred Compensation Plan , which is included as a credit to selling, general and administrative expense (see Note 3). The Company had restructuring charge reversals of $1,174,000 primarily relating to favorable settlements on certain lease and contractual obligations, offset by an operating loss from HMS of approximately $3,400,000 and a $320,000 write-down on investments, of which $200,000 related to FSP. In addition, the Company recorded charges of approximately $1,050,000 relating to financial consulting services (of which $750,000 is a non-cash stock based award) and $400,000 relating to a potential new credit agreement which was not consummated. The Company also incurred in excess of $500,000 relating to legal fees relating to the Company's litigation against MCI Communications Corporation, Systemhouse and Electronic Data System Corporation, as successor to Systemhouse (see Note 18).

Sales

Years ended December 31, (in thousands)	2002	2001	2000
Manufacturing & Process	$134,255	$164,361	$161,859
Information Technology	7,982	11,061	24,593
Optical Plastics	9,996	11,184	10,998
HMS		5	17
	$152,233	$186,611	$197,467

The decreased sales of $30,106,000 by the Manufacturing & Process Segment in 2002 were primarily attributable to a reduction in sales from the automotive and e-Learning divisions, as well as from advanced manufacturing clients and reduced sales from a contract with Westinghouse Savannah River. The decrease in sales of $3,079,000 in the IT Segment in 2002 was primarily due to the continued downturn in the economy.

The increased sales of $2,502,000 achieved by the Manufacturing & Process Segment in 2001 compared to 2000 was the result of increased sales in the government sector, offset by decreased sales in the automotive, telecommunications and advanced manufacturing sectors. These decreases were due to the continued downturn in the economy compounded by the effects of the events of September 11, 2001. The decrease in sales of $13,532,000 in the IT Segment in 2001 was primarily the result of the shut-down of the open enrollment IT business in the third quarter of 2000.

In 2002, the Optical Plastics Segment (MXL) sales decreased by 11% primarily as a result of the effects of the continued downturn in the economy. In 2002, MXL's major customer comprised 23% of the segment's net sales and in 2001, MXL's major customer comprised 27% of the segment's net sales.

Gross Margin

Years ended December 31, (in thousands)	2002		2001		2000	
		%		%		%
Manufacturing & Process	$15,158	11.3	$ 18,551	11.3	$22,277	13.8
Information Technology	208	2.6	1,781	16.1	(4,645)	
General Physics	15,366	10.8	20,332	11.6	17,632	9.5
Optical Plastics	2,099	21.0	2,816	25.2	2,888	26.3
HMS			(571)		(731)	
	$17,465	11.5	$22,577	12.1	$19,789	10.0

General Physics total gross margin decreased from $20,332,000 to $15,366,000 from 2001 to 2002. This decrease occurred within both segments of General Physics as a result of decreased sales in 2002 compared to 2001.

The gross margin of $15,158,000 by the Manufacturing & Process Segment in 2002, decreased by $3,393,000 when compared to 2001. This decrease was due to the continued downturn in the economy as well as a reduction in higher value-added services primarily provided to customers in the automotive division and advanced manufacturing clients. However, the gross margin percentage for the Manufacturing & Process Segment remained unchanged as a result of the Company's efforts to monitor and control costs.

The gross margin of $18,551,000 by the Manufacturing & Process Segment in 2001 decreased both in terms of dollars and percent of sales as compared to 2000. This decrease was due to the continued downturn in the higher margin automotive and advanced manufacturing sectors. This decrease was offset by an increase in revenues for the lower margin government sectors. In addition, there was increased investment in the e-Learning business and increased expenses due to staff reduction in the third and fourth quarters due to the events of September 11, 2001 and the continued downturn in the economy.

The decrease in the IT Segment gross margin in 2002 compared to 2001 was the result of the continued downturn in the economy. The reduction in the gross profit percentage in 2002 was due to the inability to reduce certain overhead costs in proportion to the decline in sales. The increase in the IT Segment gross margin in 2001 was due to the Company's renewed focus on its contract IT operations.

Selling, general, and administrative expenses

The decrease in SG&A of $508,000 in 2002 as compared to 2001 was primarily attributable to a reduction in SG&A expenses of HMS of $2,841,000 due to the deconsolidation of HMS at December 27, 2001 and goodwill and other intangible asset amortization expense of $1,410,000, which is not recorded in the current year in accordance with SFAS 142, *Goodwill and Other Intangible Assets*. This decrease was offset by severance and related expenses of $2,214,000, and a decrease in the non-cash credit to compensation expense of $1,159,000 relating to the Company's Millennium Cell Deferred Compensation Plan due to fluctuations in the share price of Millennium.

The decrease in SG&A of $4,050,000 in 2001 as compared to 2000 was primarily attributable to a deferred compensation credit of $2,370,000 in 2001 as opposed to a charge of $3,809,000 in 2000 due to fluctuations in the share price of Millennium. However, this decrease was partially offset by increased SG&A expenses at HMS as a result of increased costs incurred by HMS for phase III clinical trials of its prostate cancer product.

Interest expense

Interest expense was $2,770,000 in 2002, $4,733,000 in 2001 and $5,616,000 in 2000. The reduction in interest expense in 2002 and 2001 was attributable to both a decrease in the Company's outstanding indebtedness and a reduction in variable interest rates.

Investment and other income (loss), loss on investments, and gains on marketable securities, net

Included in the Consolidated Statements of Operations are the following:

Years ended December 31, (in thousands)	2002	2001	2000
Investment and other income (loss)	$(1,814)	$ 496	$(1,306)
Loss on investments	(153)	(320)	(3,400)
Gains on marketable securities, net	2,267	4,294	10,111

The investment and other income (loss) for 2002 was related to the Company's equity losses on GSES of $1,210,000 and HMS of $1,401,000 offset by equity income on FSP of $162,000, $584,000 of interest income on loans receivable and $51,000 from other income. The investment and other income (loss) for 2001 was primarily related to $701,000 of interest income on loans receivable offset by a loss of $205,000 from equity investments and other miscellaneous losses. The investment and other income (loss) for 2000 was due to equity losses of $2,216,000 relating to the Company's equity investments offset by $910,000 of interest income on loans receivable.

The loss on investments for 2002 was due to the write off of an investment. The loss on investments for 2001 and 2000 was due to write downs of $320,000 and $3,400,000, respectively, based upon the Company's impairment assessment in the carrying value of the Company's equity investments.

The gains on marketable securities, net in 2002, 2001 and 2000 was primarily due to the Company's disposal of securities of Millennium.

Income taxes

Income tax benefit (expense) for 2002, 2001 and 2000 was $819,000, $(2,515,000) and $8,873,000, respectively.

For the year ended December 31, 2002, the current income tax provision represents state taxes of $370,000, and foreign taxes of $361,000. The deferred income tax benefit of $1,550,000 primarily represents a benefit relating to the Company's federal net operating losses.

For the year ended December 31, 2001, the current income tax provision of $723,000 represents state taxes of $537,000, and foreign taxes of $186,000. The deferred income tax expense of $1,792,000 represents future estimated federal and state taxes.

The Company had an effective tax rate of 14% for the year ended December 31, 2002. This rate was primarily due to certain nondeductible items, net losses from foreign operations for which no tax benefit has been provided, and the tax treatment for financial statement purposes of the sale by the Company in 2002 of certain shares of available-for-sale securities accounted for pursuant to SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities."

The Company had an effective tax rate of 160% for the year ended December 31, 2001. This rate was primarily due to the tax treatment for financial statement purposes of the sale by the Company in 2001 of certain shares of available-for-sale securities accounted for pursuant to SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities."

At December 31, 2002, the Company had a net deferred tax asset of $10,846,000, which management believes will more likely than not be realized.

Liquidity and capital resources

At December 31, 2002, the Company had cash and cash equivalents totaling $1,516,000. The Company believes that cash generated from operations, borrowing availability under its credit agreement and cash generated from its sale of marketable securities will be sufficient to fund the working capital and other needs of the Company. The Company entered into an amended three-year $40 million Revolving Credit Facility in December 2001 with a syndicate of three banks (the "Amended Agreement"). The commitment under the facility was reduced to $35 million as a result of asset sales by the Company, but the Amended Agreement provides that the commitment can not be reduced below $35 million as a result of any additional asset sales.

The Company was not in compliance with certain financial covenants of its Amended Agreement for the year ended December 31, 2002. The Company entered into a First Amendment and Limited Waiver to the Amended Agreement with various banks as of March 31, 2003 (the "First Amendment"). The First Amendment provided for a waiver of certain financial covenants in the Amended Agreement and provided certain revised financial covenants for periods beginning after December 31, 2002. The First Amendment further reduced the commitment under the Amended Agreement to $30 million from $35 million and limited the availability of borrowings under the revolving loan commitment to $27 million for the period commencing March 31, 2003 through May 31, 2003 (the "First Test Period") and $26 million for the period commencing on June 1, 2003 and ending on delivery of the Company's compliance certificate for the quarter ending September 30, 2003 (the "Second Test Period"; and together with the First Test Period, the "Test Periods"). The Company does not anticipate needing to borrow in excess of $27 million or $26 million, respectively during the Test Periods. The First Amendment provides that the available revolving commitment amount may be increased to $30 million after the Second Test Period, provided that no default or event of default has occurred and is continuing under the Amended Agreement, as amended by the First Amendment. The First Amendment also added a new financial covenant with respect to minimum consolidated EBITDA effective March 31, 2003. The Company is currently negotiating with certain other lenders with respect to obtaining a new facility for its future financing requirements. At March 31, 2003, there is approximately $4,600,000, available under the facility, as amended (see Note 5).

The following table summarizes long term debt, capital lease commitments and operating lease commitments as of December 31, 2002 (in thousands):

	Balance at December 31, 2002	Payments Due In			
		2003	2004-05	2006-07	after 2007
Long term debt	$ 6,082	$3,088	$ 670	$ 1,319	$1,005
Capital lease commitments	830	522	306	2	-
Operating lease commitments	12,959	3,620	3,742	1,953	3,644
Total	$19,871	$7,230	$4,718	$3,274	$4,649

On March 23, 2000, the Company agreed to guarantee up to $1,800,000 of GSES's debt pursuant to GSES's credit facility. In consideration for such guarantee, the Company received warrants to purchase 150,000 shares of GSES common stock at an exercise price of $2.38 per share, which expire on August 17, 2003. GSES's credit facility, originally scheduled to expire on March 23, 2003, was extended until March 31, 2004. As part of such extension, the Company was required to extend its $1,800,000 limited guarantee. In consideration for the extension of the guarantee, the Company received 150,000 shares of GSES common stock (see Note 17).

The Company has guaranteed the leases for FSP's New Jersey and Connecticut warehouses, totaling approximately $1,589,000 per year through the first quarter of 2007, and an aggregate of $455,000 for certain equipment leases through April 2004. The Company's guarantee of such leases was in effect when FSP was a wholly-owned subsidiary of the Company. In 1998, the Company sold substantially all of the operating assets of Five Star Group to the predecessor company of FSP. As part of this transaction, the landlord of the New Jersey and Connecticut facilities and the lessor of the equipment did not consent to the release of the Company's guarantee (see Note 17).

The following table summarizes the estimated expiration of financial guarantees outstanding as of December 31, 2002 (in thousands):

	Total	Estimated Expiration Per Period			
		2003	2004	2005	Thereafter
GSES debt	$1,800	$ -	$1,800	$ -	$ -
FSP warehouse leases	6,753	1,589	1,589	1,589	1,986
FSP equipment leases	455	339	116	-	-
Total	$9,008	$1,928	$3,505	$1,589	$1,986

The Company does not have any off-balance sheet financing, other than operating leases entered into in the normal course of business and disclosed above. The Company also does not use leveraged derivatives or derivatives for trading purposes.

For the year ended December 31, 2002, the Company's working capital increased by $3,530,000 to net working capital of $780,000. The working capital increase was primarily due to decreases in short-term borrowings of $10,280,000, billings in excess of costs and estimated earnings of $3,167,000, accounts and other receivables of $3,294,000, and costs and estimated earnings in excess of billings of $2,610,000, partially offset by increases in current maturities of long term debt of $2,973,000 and accounts payable and accrued expenses of $463,000.

In addition, of the remaining restructuring charges of $1,141,000, $221,000 is currently due. In connection with the reserves established for the restructuring charges, $1,217,000 has been utilized and $368,000 has been reversed during the year ended December 31, 2002 (see Note 15).

The decrease in cash and cash equivalents of $189,000 for the year ended December 31, 2002 resulted from cash used in financing activities of $1,849,000 offset by cash provided by operations of $829,000 and cash provided by investing activities of $903,000. Net cash provided by investing activities of $903,000 includes the proceeds from the sale of marketable securities of $3,833,000 offset by $1,916,000 of additions to property, plant and equipment, $1,503,000 of additions to intangible assets, and a $489,000 decrease to investments and other assets. Net cash used in financing activities consisted primarily of repayments of short-term borrowings, offset by net proceeds from sales of Common and Class B common stock.

Management discussion of critical accounting policies

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Certain of our accounting policies require higher degrees of judgment than others in their application. These include contract revenue and cost recognition, valuation of accounts receivables, accounting for investments, impairment of long-lived and intangible assets and income tax recognition of deferred tax items which are summarized below. In addition, Note 1 to the Consolidated Financial Statements includes further discussion of our significant accounting policies.

Contract revenue and cost recognition

The Company provides services under time-and-materials, cost-plus-fixed fee and fixed-price contracts. Each contract has different terms based on the scope, deliverables and complexity of the engagement, requiring the Company to make judgments and estimates about recognizing revenue. In general, revenue is recognized on these arrangements as the services are performed. Under time-and-material contracts, as well as certain cost-plus-fixed fee and certain fixed-price contracts, the contractual billing schedules are based on the specified level of resources the Company is obligated to provide. As a result, on those "level of effort" contracts, the contractual billing amount for a given period acts as a measure of performance and, therefore, revenue is recognized in that amount.

For other fixed price contracts, the contractual billing schedules are not based on the specified level of resources the Company is obligated to provide. These arrangements typically do not have milestones or other reliable measures of performance. As a result, revenue on these arrangements is recognized using the percentage-of-completion method based on the relationship of costs incurred to total estimated costs expected to be incurred over the term of the contract. The Company believes this methodology provides a reasonable measure of performance on these arrangements since performance primarily involves personnel costs and the customer is required to pay the Company for the proportionate amount of work and cost incurred in the event of contract termination. Revenue for unpriced change orders is not recognized until the customer agrees with the changes. Costs and estimated earnings in excess of billings on uncompleted contracts are recorded as a current asset. Billings in excess of costs and estimated earnings on uncompleted contracts are recorded as a current liability. Generally contracts provide for the billing of costs incurred and estimated earnings on a monthly basis.

Risks relating to service delivery, usage, productivity and other factors are considered when making estimates of total contract cost, contract profitability, and progress towards completion. If sufficient risk exists, a reduced-profit methodology is applied to a specific client contract's percentage-of-completion model whereby the amount of revenue recognized is limited to the amount of costs incurred until such time as the risks have been partially or wholly mitigated through performance. The Company's estimates of total contract cost and contract profitability change periodically in the normal course of business, occasionally due to modifications of contractual arrangements. In addition, the implementation of cost saving initiatives and achievement of productivity gains generally results in a reduction of estimated total contract expenses on affected client contracts. Such changes in estimate are recognized in the period the changes are determined. For all client contracts, provisions for estimated losses on individual contracts are made in the period in which the loss first becomes apparent.

As part of the Company's on-going operations to provide services to its customers, incidental expenses, which are commonly referred to as "out-of-pocket" expenses, are billed to customers. Out-of-pocket expenses include expenses such as airfare, mileage, hotel stays, out-of-town meals, and telecommunication charges. The Company's policy provides for these expenses to be recorded as both revenue and direct cost of services in accordance with the provisions of EITF 01-14, *"Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred."*

Valuation of accounts receivables

Provisions for allowance for doubtful accounts are made based on historical loss experience adjusted for specific credit risks. Measurement of such losses requires consideration of the Company's historical loss experience, judgments about customer credit risk, and the need to adjust for current economic conditions. The allowance for doubtful accounts as a percentage of total gross trade receivables was 3.2% and 1.8% at December 31, 2002 and 2001, respectively.

Impairment of long-lived tangible and intangible assets

Impairment of long-lived tangible and intangible assets with finite lives result in a charge to operations whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived tangible assets to be held and used is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by determining the amount by which the carrying amount of the assets exceeds the fair value of the asset.

The measurement of the future net cash flows to be generated is subject to management's reasonable expectations with respect to the Company's future operations and future economic conditions which may affect those cash flows.

In accordance with SFAS No. 142, which the Company adopted in 2002, goodwill is no longer amortized, but instead tested for impairment at least annually. The first step of the goodwill impairment test is a comparison of the fair value of each reporting unit to its carrying value. The Company conducted a transitional goodwill impairment test upon adoption of SFAS No. 142 as of January 1, 2002, and its annual goodwill impairment test as of December 31, 2002. The goodwill impairment test requires the Company to identify its reporting units and obtain estimates of the fair values of those units as of the testing date. The Company estimates the fair values of its reporting units using discounted cash flow valuation models. The Company estimates these amounts by evaluating historical trends, current budgets, operating plans and industry data. The estimated fair value of each reporting unit exceeded its respective carrying value in both tests conducted in 2002 indicating the underlying goodwill of each unit was not impaired at the respective testing dates. The timing and frequency of our goodwill impairment tests are based on an ongoing assessment of events and circumstances that would more than likely reduce the estimated fair value of a reporting unit below its carrying value. The Company will continue to monitor its goodwill for impairment and conduct formal tests when impairment indicators are present. A decline in the fair value of any reporting units below its carrying value is an indicator that the underlying goodwill of the unit is potentially impaired. This situation would require the second step of the goodwill impairment test to determine whether the unit's goodwill is impaired. The second step of the goodwill impairment test is a comparison of the implied fair value of a reporting unit's goodwill to its carrying value. An impairment loss is required for the amount which the carrying value of a reporting unit's goodwill exceeds its implied fair value. The implied fair value of the reporting unit's goodwill would become the new cost basis of the unit's goodwill.

The following table presents goodwill balances at December 31, 2002 and operating income for the years ended December 31, 2002, 2001 and 2000 for each of our reportable segments (in thousands):

	Goodwill at December 31,	Operating Income For the Years Ended December 31		
	2002	2002	2001	2000
Manufacturing & Process	$51,020	$ 1,712	$ 8,679	$10,870
Information Technology	6,269	(182)	1,596	(7,331)
Optical Plastics	202	429	1,192	1,272
	$57,491	$1,959	$11,467	$ 4,811

Accounting for investments

At December 31, 2002 and 2001, the Company owned approximately 47.3% and 37%, respectively, of FSP and accounts for its investment in FSP using the equity method. At December 31, 2002, the Company's investment in FSP was $6,317,000, including a $4,500,000 senior unsecured 8% note. The Company currently owns approximately 47.3% of the outstanding common stock of FSP and would own approximately 50% if certain stock options beneficially owned by the Company's officers were exercised. As of December 31, 2002, three officers of the Company served on the board of FSP (out of a total of seven directors), one of whom resigned effective March 27, 2003. However, effective August 1998, the Company entered into a Voting Agreement which limits its operating and financial control of FSP. Pursuant to an amendment of such agreement, the Company agreed that until June 30, 2004, it would vote its shares of common stock of FSP (i) such that not more than 50% of FSP's directors will be officers or directors of the Company and (ii) in the same manner and in the same proportion as the remaining stockholders of FSP vote on all matters presented to a vote of stockholders, other than the election of directors. Therefore, the Company accounts for its investment in FSP under the equity method.

At December 31, 2002 and 2001, the Company owned approximately 19.5% and 20.2%, respectively, of GSES with a carrying value of $1,794,000 and $3,004,000, respectively, and accounts for its investment in GSES using the equity method. Although the Company owns approximately 19.5% of the common stock of GSES as of December 31, 2002, the Company has accounted for its investment in GSES using the equity method of accounting based upon management's conclusion that the Company has significant influence with respect to the operations of GSES.

The Company currently owns 100% of HMS's common stock but no longer has financial and operating control of HMS. As a condition of a private placement of preferred stock in December 2001, the Company contractually gave up operating control over HMS through an Investors Rights Agreement. Therefore, through December 27, 2001, the operating results of HMS were consolidated within the Consolidated Statements of Operations. However, subsequent to that date the Company accounts for its investment in HMS under the equity method. Due to HMS's operating losses during 2002, the Company's investment in HMS as of December 31, 2002 was written down to zero.

Income tax recognition

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered. In assessing the realizability of the deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon these factors, management believes it is more likely than not that the Company will realize the benefits of deferred tax assets, net of the valuation allowance. The valuation allowance primarily relates to foreign net operating loss carryforwards for which the Company does not believe the benefits will be realized.

Restructuring reserves

The Company adopted restructuring plans, primarily related to its open enrollment IT business, in 2000 and 1999. In order to identify and calculate the associated costs to exit this business, management made assumptions regarding estimates of future liabilities for operating leases and other contractual obligations, severance costs and the net realizable value of assets. Management believes its estimates, which are reviewed quarterly, to be reasonable and considers its knowledge of the industry, its previous experience in exiting activities and valuations from independent third parties if necessary, in calculation of such estimates.

Recent accounting pronouncements

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. This statement is effective for the Company in fiscal 2003. The Company has evaluated SFAS No. 143 and does not anticipate that the impact of the new pronouncement would have a material impact on the Company's consolidated financial statements.

During April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"). Among other items, SFAS No. 145 updates and clarifies existing accounting pronouncements related to reporting gains and losses from the extinguishment of debt and certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of SFAS No. 145 are generally effective for fiscal years beginning after May 15, 2002, with earlier adoption of certain provisions encouraged. The application of SFAS No. 145 did not have and is not expected to have a material impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). This Statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The Company is required to adopt the provisions of SFAS No. 146 for exit or disposal activities, if any, initiated after December 31, 2002. Although the Company believes the adoption of SFAS No. 146 will not impact the consolidated financial position or results of operations, it can be expected to impact the timing of liability recognition associated with future exit activities, if any.

SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS No. 123" ("SFAS No. 148"), was issued in December 2002 and the transition guidance and annual disclosure provisions are effective for the Company for the quarterly interim periods beginning in 2003. SFAS No. 148 amends SFAS Statement No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation" and provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used. The Company continues to account for stock-based compensation using APB Opinion No. 25 and has not adopted the recognition provisions of SFAS No. 123, as amended by SFAS No. 148. The Company has adopted the disclosure provisions for the current fiscal year and has included this information in Note 1 to the Company's consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"). FIN No. 45 elaborates on the disclosures for interim and annual reports regarding obligations under certain guarantees issued by a guarantor. Under FIN No. 45, the guarantor is required to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee at the inception of a guarantee. The recognition and measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements for FIN No. 45 are effective for interim and annual financial statements issued after December 15, 2002. The Company has evaluated FIN No. 45 and does not anticipate that the impact of the new pronouncement would have a material impact on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"). FIN No. 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. FIN No. 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The provisions of FIN No. 46 are effective immediately for all entities with variable interests in variable interest entities created after December 31, 2002. The provisions of FIN No. 46 are effective for public entities with a variable interest in a variable interest entity created prior to January 1, 2003 no later than the end of the first annual reporting period beginning after June 15, 2003. The Company is in the process of evaluating its interests in certain entities to determine if any such entity will require consolidation under FIN No. 46. If it is determined that the Company should consolidate any such entity, the Company would recognize certain assets and debt on its consolidated balance sheet and a cumulative adjustment for the accounting change in the consolidated statement of operations.

In November 2002, the EITF reached a consensus on Issue No. 00-21, *"Accounting for Revenue Arrangements with Multiple Deliverables."* This Issue provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The transition provision allows either prospective application or a cumulative effect adjustment upon adoption. The Company is currently evaluating the impact of adopting this guidance.

Quantitative and qualitative disclosures about market risk

The Company is exposed to the impact of interest rate, market risks and currency fluctuations. In the normal course of business, the Company employs internal processes to manage its exposure to interest rate, market risks and currency fluctuations. The Company's objective in managing its interest rate risk is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. The Company is exposed to the impact of currency fluctuations because of its international operations.

As of December 31, 2002, the Company had approximately $24,120,000 of variable rate borrowings. The Company estimates that for every 1% fluctuation in general interest rates, assuming debt levels at December 31, 2002, interest expense would vary by $241,200.

The Company's net investment in its foreign subsidiaries, including intercompany balances, at December 31, 2002 was approximately $2,639,000, and accordingly, fluctuations in foreign currency do not have a material impact on the Company's financial position.

The Company revenues and profitability are related to general levels of economic activity and employment in the United States and the United Kingdom. As a result, any significant economic downturn or recession in one or both of those countries could harm our business and financial condition. A significant portion of the Company's revenues are derived from Fortune 500 level companies and their international equivalents, which historically have adjusted expenditures for external training during economic downturns. If the economies in which these companies operate weaken in any future period, these companies may not increase or may reduce their expenditures on external training, which could adversely affect the Company's business and financial condition.

Consolidated Balance Sheets

(in thousands, except shares and par value per share)

December 31,	2002	2001
Assets		
Current assets		
Cash and cash equivalents	$ 1,516	$ 1,705
Accounts and other receivables (of which $4,865 and $3,637 are from government contracts) less allowance for doubtful accounts of $854 and $529	26,708	30,002
Inventories	1,380	1,734
Costs and estimated earnings in excess of billings on uncompleted contracts	14,177	16,787
Prepaid expenses and other current assets	4,079	4,113
Total current assets	47,860	54,341
Investments, marketable securities and note receivable	14,130	30,400
Property, plant and equipment, net	8,299	8,718
Intangible assets		
Goodwill	57,491	55,988
Patents and licenses, net of accumulated amortization of $593 and $490	755	858
	58,246	56,846
Deferred tax asset	10,846	4,289
Other assets	5,524	6,230
	$144,905	$160,824
Liabilities and stockholders' equity		
Current liabilities		
Current maturities of long-term debt	$ 3,610	$ 637
Short-term borrowings	22,058	32,338
Accounts payable and accrued expenses	17,552	17,089
Billings in excess of costs and estimated earnings on uncompleted contracts	3,860	7,027
Total current liabilities	47,080	57,091
Long-term debt less current maturities	3,302	6,226
Other non-current liabilities	1,541	1,564
Stockholders' equity		
Preferred stock, authorized 10,000,000 shares, par value $.01 per share, none issued		
Common stock, authorized 25,000,000 shares, par value $.01 per share, issued 15,361,437 and 12,788,743 shares (of which 33,417 and 54,323 shares are held in treasury)	154	128
Class B common stock, authorized 2,800,000 shares, par value $.01 per share, issued and outstanding 1,200,000 and 900,000 shares	12	9
Additional paid-in capital	189,988	180,078
Accumulated deficit	(93,167)	(87,939)
Accumulated other comprehensive income	460	8,364
Notes receivable from stockholder	(4,095)	(4,095)
Treasury stock at cost	(370)	(602)
Total stockholders' equity	92,982	95,943
	$144,905	$160,824

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

(in thousands, except per share data)

Years ended December 31,	2002	2001	2000
Sales	$152,233	$186,611	$197,467
Cost of sales	134,768	164,034	177,678
Gross margin	17,465	22,577	19,789
Selling, general and administrative	(21,410)	(21,918)	(25,968)
Interest expense	(2,770)	(4,733)	(5,616)
Investment and other income (loss) (including interest income of $584, $701 and $910)	(1,814)	496	(1,306)
Loss on investments	(153)	(320)	(3,400)
Gains on marketable securities, net	2,267	4,294	10,111
Asset impairment charge			(19,245)
Restructuring reversal (charge)	368	1,174	(8,630)
Income (loss) before income taxes	(6,047)	1,570	(34,265)
Income tax benefit (expense)	819	(2,515)	8,873
Net loss	$ (5,228)	$ (945)	$ (25,392)
Net loss per share			
Basic	$ (.34)	$ (.09)	$ (2.04)
Diluted	(.34)	(.09)	(2.04)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

GP Strategies Corporation

(in thousands, except for par value per share)

Years ended December 31, 2002, 2001 and 2000

	Common stock ($.01 Par)	Class B common stock ($.01 Par)	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Comprehensive income (loss)	Notes receivable from stockholder	Treasury stock at cost	Total stockholders' equity
Balance at December 31, 1999	$115	$ 5	$170,011	$(61,602)	$ (817)	$	$(2,817)	$(4,913)	$99,982
Other comprehensive income					28,054	28,054			28,054
Net loss				(25,392)		(25,392)			(25,392)
Total comprehensive income						2,662			2,662
Issuance and sale of common stock	10	3	5,430				(1,278)		4,165
Issuance of treasury stock								1,195	1,195
Issuance of stock by equity investee			4,514						4,514
Balance at December 31, 2000	$125	$ 8	$ 179,955	$(86,994)	$27,237	$	$(4,095)	$(3,718)	$112,518
Other comprehensive loss					(18,873)	(18,873)			(18,873)
Net loss				(945)		(945)			(945)
Total comprehensive loss						(19,818)			(19,818)
Issuance and sale of common stock and warrants	3	3	2,924					313	3,243
Issuance of treasury stock in exchange for Class B common stock		(2)	(2,801)					2,803	
Balance at December 31, 2001	$128	$ 9	$180,078	$(87,939)	$ 8,364	$	$(4,095)	$ (602)	$ 95,943
Other comprehensive loss					(7,904)	(7,904)			(7,904)
Net loss				(5,228)		(5,228)			(5,228)
Total comprehensive loss						(13,132)			(13,132)
Issuance and sale of common stock	26	3	9,910					232	10,171
Balance at December 31, 2002	$154	$12	$189,988	$(93,167)	$ 460	$	$(4,095)	$ (370)	$92,982

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

Years ended December 31,	2002	2001	2000
Cash Flows from Operations			
Net loss	$(5,228)	$ (945)	$(25,392)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	3,304	5,902	6,628
Issuance of stock for retirement savings plan	1,065	1,780	1,668
Restructuring reversal	(368)	(1,174)	8,630
Gains on marketable securities	(2,267)	(4,294)	(10,111)
Loss on investments	153	320	3,400
Non-cash consultant fees	240	750	
Non-cash compensation	(1,211)	(2,370)	3,809
Loss on equity investments and other, net	2,450	7	2,389
Deferred income taxes	(1,839)	1,112	(9,649)
Asset impairment charge			19,245
Proceeds from sale of trading securities		9,141	2,031
Changes in other operating items, net of effect of acquisitions and disposals:			
Accounts and other receivables	3,195	4,285	8,997
Inventories	354	(197)	(177)
Costs and estimated earnings in excess of billings on uncompleted contracts	2,584	3,936	1,723
Prepaid expenses and other current assets	(330)	(74)	1,030
Accounts payable and accrued expenses	1,901	(5,764)	(12,899)
Billings in excess of costs and estimated earnings on uncompleted contracts	(3,174)	(1,228)	1,324
Net cash provided by operations	$ 829	$ 11,187	$ 2,646
Cash Flows from Investing Activities			
Additions to property, plant and equipment, net	$ (1,916)	$ (1,451)	$ (1,040)
Additions to intangible assets	(1,503)	(822)	(429)
Proceeds from sale of marketable securities	3,833	5,567	668
Deconsolidation of HMS		(6,700)	
Decrease (increase) to investments and other	489	(482)	(2,119)
Net cash provided by (used in) investing activities	903	(3,888)	(2,920)
Cash Flows from Financing Activities			
Proceeds from sale of Common Stock	7,850		
Proceeds from issuance of Class B Stock	1,260	900	1,200
Net proceeds from issuance of HMS Preferred Stock		6,700	
Repayment of short-term borrowings	(10,280)	(3,824)	(4,116)
Deferred financing costs	(728)	(1,132)	
Proceeds from issuance of long-term debt	890	3,131	2,640
Repayment of long-term debt	(841)	(13,880)	(1,343)
Exercise of common stock options and warrants			234
Net cash used in financing activities	(1,849)	(8,105)	(1,385)
Effect of exchange rate changes on cash and cash equivalents	(72)	24	78
Net decrease in cash and cash equivalents	(189)	(782)	(1,581)
Cash and cash equivalents at beginning of year	1,705	2,487	4,068
Cash and cash equivalents at end of year	$ 1,516	$ 1,705	$ 2,487
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Interest	$ 1,942	$ 3,958	$ 5,447
Income taxes	$ 434	$ 407	$ 557

See accompanying notes to consolidated financial statements.

1. Description of business and summary of significant accounting policies

Description of business. GP Strategies Corporation (the "Company") currently has three operating business segments. The Company's principal operating subsidiary is General Physics Corporation (GP or General Physics). GP is a global workforce development company that improves the effectiveness of organizations by providing training, management consulting, e-Learning solutions and engineering services that are customized to meet the needs of specific clients. Clients include Fortune 500 companies, manufacturing, process and energy companies, and other commercial and governmental customers.

GP operates in two business segments. The Manufacturing & Process Segment provides technology based training, engineering, consulting and technical services to leading companies in the automotive, steel, power, oil and gas, chemical, energy, pharmaceutical and food and beverage industries, as well as to the government sector. The Information Technology Segment provides information technology (IT) training programs and solutions, including Enterprise Solutions and comprehensive career training and transition programs.

The Company's third operating segment is the Optical Plastics Segment comprised of the Company's wholly owned subsidiary MXL Industries, Inc. ("MXL"). MXL is a specialist in the manufacture of polycarbonate parts requiring strict adherence to optical quality specifications, and in the application of abrasion and fog resistant coatings to these parts. Products include shields, and face masks and non-optical plastic products.

In addition, as of December 31, 2002, the Company has investments in Millennium Cell Inc. ("Millennium"), Hydro Med Sciences ("HMS"), Five Star Products, Inc. ("FSP"), and GSE Systems, Inc. ("GSES") (see Note 3).

Principles of consolidation and investments. The consolidated financial statements include the operations of the Company and, except for HMS as discussed below, its majority-owned subsidiaries. Investments in 20% - 50% owned companies are generally accounted for by the equity method of accounting. All significant intercompany balances and transactions have been eliminated.

The Company owns approximately 19.5% of the common stock of GSES as of December 31, 2002, however, the Company has accounted for its investment in GSES using the equity method of accounting based upon management's conclusion that the Company has significant influence with respect to the operations of GSES.

The Company owns 100% of the common stock of HMS, however, it no longer has financial and operating control of the entity and accordingly, effective December 27, 2001, the Company has accounted for its investment in HMS under the equity method.

The Company owns approximately 47.3% of the outstanding common stock of FSP and would own approximately 50% if certain stock options beneficially owned by the Company's officers were exercised. However, effective August 1998, the Company entered into a Voting Agreement which limits its operating and financial control of FSP, and therefore, the Company accounts for its investment in FSP under the equity method.

Cash and cash equivalents. Cash and cash equivalents of $1,516,000 and $1,705,000 at December 31, 2002 and 2001, respectively, consist of cash and highly liquid debt instruments with original maturities of three months or less.

Marketable securities. Marketable securities at December 31, 2002 and 2001 consist of U.S. corporate equity securities. The Company classifies its marketable securities as available-for-sale investments. A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings, and a new cost basis is established. Gains and losses are derived using the average cost method for determining the cost of securities sold.

Trading securities are those securities which are generally expected to be sold within one year. Available-for-sale securities are included in Investments, marketable securities and notes receivable on the Consolidated Balance Sheet.

Trading and available-for-sale securities are recorded at their fair value. Trading securities are held principally for the purpose of selling them in the near term. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity in accumulated other comprehensive income, net of the related tax effect, until realized.

Inventories. Inventories are valued at the lower of cost or market, using the first-in, first-out (FIFO) method.

Foreign currency translation. The functional currency of the Company's international operations is the applicable local currency. The translation of the applicable foreign currency into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using the weighted-average rates of exchange prevailing during the year. The unrealized gains and losses resulting from such translation are included as a separate component of stockholders' equity in accumulated other comprehensive income.

Contract revenue and cost recognition. The Company provides services under time-and-materials, cost-plus-fixed fee and fixed-price contracts. Each contract has different terms based on the scope, deliverables and complexity of the engagement, requiring the Company to make judgments and estimates about recognizing revenue. In general, revenue is recognized on these arrangements as the services are performed. Under time-and-material contracts, as well as certain cost-plus-fixed fee and certain fixed-price contracts, the contractual billing schedules are based on the specified level of resources the Company is obligated to provide. As a result, on those "level of effort" contracts, the contractual billing amount for a given period acts as a measure of performance and, therefore, revenue is recognized in that amount.

For other fixed price contracts, the contractual billing schedules are not based on the specified level of resources the Company is obligated to provide. These arrangements typically do not have milestones or other reliable measures of performance. As a result, revenue on these arrangements is recognized using the percentage-of-completion method based on the relationship of costs incurred to total estimated costs expected to be incurred over the term of the contract. The Company believes this methodology provides a reasonable measure of performance on these arrangements since performance primarily involves personnel costs and the customer is required to pay the Company for the proportionate amount of work and cost incurred in the event of contract termination. Revenue for unpriced change orders is not recognized until the customer agrees with the changes. Costs and estimated earnings in excess of billings on uncompleted contracts are recorded as a current asset. Billings in excess of costs and estimated earnings on uncompleted contracts are recorded as a current liability. Generally contracts provide for the billing of costs incurred and estimated earnings on a monthly basis.

Risks relating to service delivery, usage, productivity and other factors are considered when making estimates of total contract cost, contract profitability, and progress towards completion. If sufficient risk exists, a reduced-profit methodology is applied to a specific client contract's percentage-of-completion model whereby the amount of revenue recognized is limited to the amount of costs incurred until such time as the risks have been partially or wholly mitigated through performance. The Company's estimates of total contract cost and contract profitability change periodically in the normal course of business, occasionally due to modifications of contractual arrangements. In addition, the implementation of cost saving initiatives and achievement of productivity gains generally results in a reduction of estimated total contract expenses on affected client contracts. Such changes in estimate are recognized in the period the changes are determined. For all client contracts, provisions for estimated losses on individual contracts are made in the period in which the loss first becomes apparent.

As part of the Company's on-going operations to provide services to its customers, incidental expenses, which are commonly referred to as "out-of-pocket" expenses, are billed to customers. Out-of-pocket expenses include expenses such as airfare, mileage, hotel stays, out-of-town meals, and telecommunication charges. The Company's policy provides for these expenses to be recorded as both revenue and direct cost of services in accordance with the provisions of EITF 01-14, *"Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred."*

Comprehensive income. Comprehensive income consists of net income (loss), net unrealized gains (losses) on available-for-sale securities and foreign currency translation adjustments.

Property, plant and equipment. Property, plant and equipment are carried at cost. Major additions and improvements are capitalized while maintenance and repairs which do not extend the lives of the assets are expensed as incurred. Gain or loss on the disposition of property, plant and equipment is recognized in operations when realized.

Depreciation. The Company provides for depreciation of property, plant and equipment primarily on a straight line basis over the following estimated useful lives:

Class of Assets	Useful Life
Buildings and improvements	5 to 40 years
Machinery, equipment and furniture and fixtures	3 to 7 years
Leasehold improvements	Shorter of asset life or term of lease

Recoverability of Long-Lived Assets. Effective January 1, 2002, the Company adopted Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While Statement No. 144 supersedes FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, it retains many of the fundamental provisions of that Statement.

The recoverability of long-lived assets, other than goodwill and intangible assets with indefinite lives, is assessed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured by determining the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less costs to sell.

The Company has investments in land of approximately $2.6 million, included in other assets in the Consolidated Balance Sheet, which are currently held for sale. Management believes the fair value of these investments exceed their carrying value.

Intangible assets. The excess of cost over the fair value of net assets of businesses acquired is recorded as goodwill and through December 31, 2001, was amortized on a straight line basis over periods ranging from 5 to 40 years. The Company capitalizes costs incurred to obtain and maintain patents and licenses. Patent costs are amortized over the lesser of 17 years or the remaining lives of the patents, and license costs over the lives of the licenses. The Company also capitalizes costs incurred to obtain long-term debt financing. Such costs are amortized on a straight line basis over the terms of the related debt and such amortization is classified as interest expense in the Consolidated Statements of Operations.

Effective January 1, 2002, the Company adopted SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized but instead tested for impairment at least annually. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values.

The Company periodically assesses the recoverability of goodwill and intangible assets with indefinite lives by a comparison of the estimated fair value of each reporting unit to its carrying value. The estimated fair value of each reporting unit exceeded the carrying value of each respective reporting unit. The Company will perform its annual impairment review as of the end of each fiscal year.

As of the date of adoption (January 1, 2002), the Company had unamortized goodwill in the amount of approximately $56 million and unamortized identifiable intangible assets in the amount of approximately $1.4 million, all of which will be subject to the transition provisions of Statement 142. Amortization expense related to goodwill was $2.7 million and $2.8 million for the years ended December 31, 2001 and 2000, respectively.

Sales of subsidiary stock. The Company recognizes gains and losses on sales of subsidiary stock in its Consolidated Statements of Operations, except in circumstances where the realization of the gain is not reasonably assured or the sale relates to issuance of preferred stock.

Income taxes. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Income (loss) per share. Basic earnings (loss) per share is based upon the weighted average number of common shares outstanding, including Class B common stock, during the period.

Diluted earnings (loss) per share is based upon the weighted average number of common shares outstanding during the period assuming the issuance of common stock for all dilutive potential common stock equivalents outstanding.

Loss per share (EPS) for the years ended December 31, 2002, 2001 and 2000 are as follows (in thousands, except per share amounts):

	2002	2001	2000
Basic and Diluted EPS			
Net loss	$(5,228)	$ (945)	$(25,392)
Weighted average shares outstanding, basic and diluted	15,370	13,209	12,468
Basic loss per share	$ (.34)	$ (.09)	$ (2.04)
Diluted loss per share (a)	$ (.34)	$ (.09)	$ (2.04)

Basic loss per share are based upon the weighted average number of common shares outstanding, including Class B common shares, during the period. Class B common stockholders have the same rights to share in profits and losses and liquidation values as common stockholders. Diluted loss per share are based upon the weighted average number of common shares outstanding during the period, assuming the issuance of common shares for all dilutive potential common shares outstanding.

(a) For the years ended December 31, 2002, 2001 and 2000, presentation of the dilutive effect of stock options, warrants and convertible notes, which totaled 612,000, 376,000 and 556,000 shares, respectively, are not included since they are anti-dilutive.

Stock based compensation. The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its fixed plan stock options. As such compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The difference between the quoted market price as of the date of the grant and the contractual purchase price of shares is charged to operations over the vesting period. No compensation cost has been recognized for fixed stock options with exercise prices equal to the market price of the stock on the dates of grant and shares acquired by employees under the Company's non-qualified stock option plan. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of SFAS No. 123" ("SFAS No. 148"), was issued in December 2002 and is effective for the Company for the quarterly interim periods beginning in 2003. SFAS No. 148 amends SFAS No. 123 and provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used.

Pro forma net income and earnings per share disclosures as if the Company recorded compensation expense based on the fair value for stock-based awards have been presented in accordance with the provisions of SFAS No. 123, are as follows for the years ended December 31, 2002, 2001 and 2000 (in thousands, except per share amounts):

		2002	2001	2000
Net loss	As reported	$(5,228)	$ (945)	$(25,392)
	Proforma	$(6,723)	$(3,388)	$(27,137)
Basic loss per share	As reported	$ (.34)	$ (.09)	$ (2.04)
	Proforma	$ (.44)	$ (.27)	$ (2.18)
Diluted loss per share	As reported	$ (.34)	$ (.09)	$ (2.04)
	Proforma	$ (.44)	$ (.27)	$ (2.18)

Pro forma net loss reflects only options granted since 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation cost is reflected over the options' vesting period and compensation cost for options granted prior to January 1, 1995 is not considered.

At December 31, 2002, 2001 and 2000, the per share weighted-average fair value of stock options granted was $2.78, $2.98 and $2.82, respectively, on the date of grant using the modified Black Scholes option-pricing model with the following weighted-average assumptions: 2002 - expected dividend yield 0%, risk-free interest rate of 4.30%, expected volatility of 72.84% and an expected life of 6.16 years; 2001 - expected dividend yield 0%, risk-free interest rate of 4.78%, expected volatility of 66.13% and an expected life of 3.7 years; 2000 - expected dividend yield 0%, risk-free interest rate of 6.45%, expected volatility of 57.11% and an expected life of 4.7 years.

Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentrations of credit risk. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and accounts receivable. The Company places its cash investments with high quality financial institutions and limits the amount of credit exposure to any one institution. With respect to accounts receivable, approximately 22% are related to United States government contracts, and the remainder are dispersed among various industries, customers and geographic regions. In addition, the Company has investments in various public and private equity securities, including HMS, Millennium, ISI, FSP and GSES.

Reclassifications. Certain prior year amounts in the financial statements and notes thereto have been reclassified to conform to 2002 classifications.

Recent accounting pronouncements. In June 2001, the FASB issued Statement No. 143, *Accounting for Asset Retirement Obligations*, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities that have legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. This statement is effective for the Company in fiscal 2003. The Company has evaluated SFAS No. 143 and does not anticipate that the impact of the new pronouncement would have a material impact on the Company's consolidated financial statements.

Statement No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, it retains the requirement in Opinion 30 to report separately discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. By broadening the presentation of discontinued operations to include more disposal transactions, the

FASB has enhanced management's ability to provide information that helps financial statement users to assess the effects of a disposal transaction on the ongoing operations of an entity. Statement No. 144 is effective for fiscal years beginning after December 15, 2001. The implementation of SFAS No. 144 did not have an impact on the Company's consolidated financial statements.

During April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections* ("SFAS No. 145"). Among other items, SFAS No. 145 updates and clarifies existing accounting pronouncements related to reporting gains and losses from the extinguishment of debt and certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of SFAS No. 145 are generally effective for fiscal years beginning after May 15, 2002, with earlier adoption of certain provisions encouraged. The application of SFAS No. 145 did not have and is not expected to have a material impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS No. 146"). This Statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The Company is required to adopt the provisions of SFAS No. 146 for exit or disposal activities, if any, initiated after December 31, 2002. Although the Company believes the adoption of SFAS No. 146 will not impact the consolidated financial position or results of operations, it can be expected to impact the timing of liability recognition associated with future exit activities, if any.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others* ("FIN No. 45"). FIN No. 45 elaborates on the disclosures for interim and annual reports regarding obligations under certain guarantees issued by a guarantor. Under FIN No. 45, the guarantor is required to recognize a liability for the fair value of the obligation undertaken in issuing the guarantee at the inception of a guarantee. The recognition and measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements for FIN No. 45 are effective for interim and annual financial statements issued after December 15, 2002. The Company has evaluated FIN No. 45 and does not anticipate that the impact of the new pronouncement would have a material impact on the Company's consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN No. 46"). FIN No. 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. FIN No. 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The provisions of FIN No. 46 are effective immediately for all entities with variable interests in variable interest entities created after December 31, 2002. The provisions of FIN No. 46 are effective for public entities with a variable interest in a variable interest entity created prior to January 1, 2003 no later than the end of the first annual reporting period beginning after June 15, 2003. The Company is in the process of evaluating its interests in certain entities to determine if any such entity will require consolidation under FIN No. 46. If it is determined that the Company should consolidate any such entity, the Company would recognize certain assets and debt on its consolidated balance sheet and a cumulative adjustment for the accounting change in the consolidated statement of operations.

In November 2002, the EITF reached a consensus on Issue No. 00-21, *"Accounting for Revenue Arrangements with Multiple Deliverables."* This Issue provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The transition provision allows either prospective application or a cumulative effect adjustment upon adoption. The Company is currently evaluating the impact of adopting this guidance.

2. Goodwill and intangible assets

Effective January 1, 2002, the Company adopted FASB Statement No. 141, Business Combinations, and Statement No. 142, *Goodwill and Other Intangible Assets*. Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized but instead tested for impairment at least annually in accordance with the provisions of Statement No. 142. Statement No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposed of Long-Lived Assets*. As of December 31, 2002, the Company had unamortized goodwill in the amount of $57,491,000. The Company did not recognize any impairment as a result of the adoption of this statement.

The components of goodwill and intangible assets as of December 31, 2002 and 2001 are as follows (in thousands):

	Original Cost Carrying Value	Additions	Accumulated Amortization	Total
2002				
Amortizing intangible assets:				
Patents and licenses	**$ 1,348**	**$ -**	**$ 593**	**$ 755**
Non-amortizing intangible assets:				
Goodwill	**55,988**	**1,503**	**-**	**57,491**
2001				
Amortizing intangible assets:				
Patents and licenses	1,348	-	490	858
Goodwill	89,838	822	34,672	55,988
	$91,186	$822	$35,162	$56,846

Amortization expense for patents and licenses was $103,000 in 2002, $126,000 in 2001 and $162,000 in 2000. The weighted average amortization period as of December 31, 2002 is seven years. Amortization expense for the next five years is estimated to be approximately $100,000 per year.

Goodwill increased in 2002 and 2001 due to additional contingent payments made for previous acquisitions as well as the impact of foreign currency fluctuations.

The following is a summary of proforma net income and earnings (loss) per share for the years ended December 31, 2001 and 2000, as adjusted to remove the amortization of goodwill and intangible assets with indefinite useful lives (in thousands, except per share amounts):

	2001	2000
Net Income (loss)		
As Reported	$ (945)	$(25,392)
Proforma	$ 488	$(23,685)
Basic and Diluted		
Earnings (loss) Per Share		
As Reported	$ (.09)	$ (2.04)
Proforma	$ .02	$ (1.90)

3. Investments, marketable securities and notes receivable

Investment and notes receivable

At December 31, 2002 and 2001, Investments and notes receivable were comprised of the following (in thousands):

December 31,	2002	2001
Five Star Products, Inc.	$6,317	$ 6,238
GSE Systems, Inc.	1,794	3,004
Hydro Med Sciences, Inc.		1,296
Other	422	419
	$8,533	$10,957

(a) Five Star Products, Inc.

FSP is a distributor of home decorating, hardware and finishing products in the northeast. The Company currently owns approximately 47.3% of the outstanding common stock of FSP and would own approximately 50% if certain stock options beneficially owned by the Company's officers were exercised. As of December 31, 2002, three officers of the Company served on the board of FSP (out of a total of seven directors), one of whom resigned effective March 27, 2003. However, effective August 1998, the Company entered into a Voting Agreement which limits its operating and financial control of FSP. Pursuant to an amendment of such agreement, the Company agreed that until June 30, 2004, it would vote its shares of common stock of FSP (i) such that not more than 50% of FSP's directors will be officers or directors of the Company and (ii) in the same manner and in the same proportion as the remaining stockholders of FSP vote on all matters presented to a vote of stockholders, other than the election of directors. Therefore, the Company accounts for its investment in FSP under the equity method.

FSP is currently indebted to the Company in the amount of $4,500,000 pursuant to an 8% senior unsecured note due September 30, 2004, as amended (the "Note"). On August 2, 2002, the Company converted $500,000 of the original $5,000,000 Note into 2,272,727 shares of common stock of FSP at a price of $.22 per share, which was at a premium to the open market value of $0.17 at the time. As a result of this transaction, the Company's ownership of FSP increased to approximately 47.3% from approximately 37%. All other terms of the Note remain unchanged. The Note, as amended, is due in 2004, with interest due quarterly. The amendment, which extended the due date of the Note until September 30, 2004, also provides that the Company can receive quarterly payments of principal from FSP, if FSP achieves certain financial performance benchmarks.

At December 31, 2002, the Company owned approximately 47.3% of FSP and accounts for its investment in FSP using the equity method. At December 31, 2002, the Company's investment in FSP was $6,317,000, including the $4,500,000 senior unsecured 8% note. The Company recorded a write down on its investment of $200,000 and $2,400,000 in 2001 and 2000, respectively, which are included in Loss on investments. The Company's excess of its investment in FSP over its basis of the underlying net assets, was approximately $265,000 at December 31, 2002.

In 1994 Jerome Feldman, Chairman and CEO of the Company, was granted options to purchase 250,000 shares of FSP from the Company at an exercise price of $.50. These options expire in 2004.

Information relating to the Company's investment in FSP is as follows (in thousands):

	2002	2001
Long-term note receivable	$ 4,500	$ 5,000
Number of shares	7,103	4,830
Carrying amount of shares	$ 1,817	$ 1,238
Equity income included in Investment and other income, net	$ 162	$ 155

Condensed financial information for FSP as of December 31, 2002 and 2001 and for the years then ended is as follows (in thousands):

	2002	2001
Current assets	$ 34,191	$35,045
Non current assets	1,142	1,139
Current liabilities	27,552	28,762
Non current liabilities	4,500	5,000
Stockholders' equity	3,281	2,422
Sales	94,074	94,908
Gross profit	16,613	16,054
Net income	391	417

(b) GSE Systems, Inc.

GSES designs, develops and delivers business and technology solutions by applying high technology-related process control, data acquisition, simulation, and business software, systems and services to the energy, process and manufacturing industries worldwide. At December 31, 2002 and 2001, the Company owned approximately 19.5% and 20.2%, respectively, of GSES and accounts for its investment in GSES using the equity method. Although the Company owns approximately 19.5% of the common stock of GSES as of December 31, 2002, the Company has accounted for its investment in GSES using the equity method of accounting based upon management's conclusion that the Company has significant influence with respect to the operations of GSES. Pursuant to the Company's guarantee of GSES debt through March 23, 2003, the Company received a warrant to purchase 150,000 shares of GSES common stock at an exercise price of $2.08 per share, which expires on August 17, 2003. Additionally, pursuant to the extension of the Company's guarantee of GSES debt in March 2003 (see Note 17), the Company received 150,000 shares of GSES common stock. The Company recorded a write-down on investments of $1,000,000 during 2000 which is included in Loss on Investments. The Company's excess of its investment in GSES over its basis of the underlying net assets of GSES was approximately $212,000 at December 31, 2002.

Information relating to the Company's investment in GSES is as follows (in thousands):

	2002	2001
Number of shares	1,159	1,159
Carrying amount	$ 1,794	$ 3,004
Equity (loss) income included in Investment and other income, net	$ (1,210)	$ 83

Condensed financial information for GSES as of December 31, 2002 and 2001 and for the years then ended is as follows (in thousands):

December 31,	2002	2001
Current assets	$17,202	$19,622
Non current assets	11,692	14,052
Current liabilities	11,116	12,604
Non current liabilities	9,617	7,218
Stockholders' equity	8,111	13,852
Revenue	43,116	50,331
Gross profit	11,315	13,950
Net (loss) income	(5,943)	259

(c) Hydro Med Sciences, Inc.

HMS is a specialty pharmaceutical company engaged in the development and commercialization of prescription pharmaceuticals principally utilizing HMS's patented Hydron drug delivery technology.

Prior to June 2000, HMS operated as a division of the Company, however, in connection with an offering of the Company's convertible subordinated exchangeable notes (see Note 7(a)), HMS was incorporated as a separate company and became a wholly-owned subsidiary of the Company.

On December 27, 2001, HMS completed a $7 million private placement of HMS Series A Convertible Preferred Stock (the "Preferred Stock") to certain institutional investors. The Company currently owns 100% of HMS's common stock but no longer has financial and operating control of HMS. As a condition of the private placement, the Company contractually gave up operating control over HMS through an Investors Rights Agreement. Therefore, through December 27, 2001, the operating results of HMS are consolidated within the Consolidated Statements of Operations. However, subsequent to that date the Company accounts for its investment in HMS under the equity method. Due to HMS's operating losses during 2002, the Company's investment in HMS as of December 31, 2002 was written down to zero.

The Preferred Stock is convertible at any time at the option of the holder into approximately 41% of HMS's common stock and participates in dividends with HMS common stock on an as converted basis. Certain of the Preferred Stock holders hold the HMS Notes which can be exchanged for 19.9% of the outstanding common stock of HMS common stock on a fully diluted basis or into shares of the Company's common stock. If such holders exercise the exchange right and the Preferred Stock is converted to common stock of HMS, the Company's ownership of HMS would then be reduced to approximately 47%.

Marketable securities

At December 31, 2002 and 2001, Marketable securities were comprised of the following:

	2002	2001
Millennium Cell Inc.	$5,552	$19,341
Other	45	102
	$5,597	$19,443

(a) Millennium Cell Inc.

Millennium Cell Inc. ("Millennium") is a development-stage company that has created a proprietary technology to safely generate and store hydrogen or electricity from environmentally friendly raw materials. As of December 31, 2002 and 2001, the Company had an 8% and 14% ownership interest, respectively, in Millennium, representing approximately 2,325,000 and 3,703,000 shares, including approximately 349,000 and 445,000 shares of common stock subject to options which were granted to the Company's employees to acquire Millennium shares from the Company's holdings. The Company's shares (excluding the 349,000 shares subject to options) have been pledged to its bank to secure its credit facility.

On August 14, 2000, Millennium completed an IPO of 3,000,000 shares of common stock at a price of $10 per share. Based upon the consummation of the IPO, which reduced the Company's holdings in Millennium from approximately 27% to approximately 22%, and certain organizational changes, including lack of board representation, the Company believed that it did not have significant influence on the operating and financial policies of Millennium and as such believed that it was appropriate to account for this investment under the cost method of accounting.

On August 23, 2000, the Company entered into an agreement to sell 1,000,000 shares of Millennium. As the Company intended to dispose of these shares within the near term, the Company classified these shares as trading securities. During the fourth quarter of 2000, the Company sold 138,500 shares of Millennium. As a result of the sale of the shares, the Company recognized a gain of $1,818,434. Therefore, at December 31, 2000, the Company owned 861,500 shares included in trading securities.

In 2001, the Company sold the remaining 861,500 shares for proceeds of $9,141,440. In addition, the Company sold approximately 1,220,000 shares from available for sale securities for $5,482,216. For the year ended December 31, 2001, the Company has recognized a net gain of $4,294,000, which is included in gain on marketable securities, net. The approximately 3,703,000 shares remaining were classified as available for sale securities. At December 31, 2001, these shares had a fair value of approximately $19,341,000.

In 2002, the Company sold approximately 1,286,000 shares from available for sale securities for $3,833,000. For the year ended December 31, 2002, the Company has recognized a net gain of $2,267,000 which is included in gain on marketable securities, net. The approximately 2,325,000 shares remaining are classified as available for sale securities at December 31, 2002. These shares had a fair value of approximately $5,552,000.

On February 11, 2000, the Company granted options to certain of its employees pursuant to the GP Strategies Corporation Millennium Cell, LLC Option Plan (the "Millennium Option Plan") to purchase an aggregate of approximately

547,000 of its shares of Millennium common stock, of which there are currently approximately 349,000 options outstanding. These options vest over either a one year or two year period and expire on June 30, 2003, as amended. The Company may receive approximately $500,000 (of which approximately $177,000 was received in 2001 and 2002) upon exercise of all options pursuant to the Millennium Option Plan. At December 31, 2001, the Company recorded net deferred compensation of $30,000, to be amortized over the remaining vesting period of the options, and a liability to employees of $767,000 and $2,008,000 at December 31, 2002 and December 31, 2001, respectively. These amounts are included in prepaid expenses and other current assets and as accounts payable and accrued expenses, respectively, in the accompanying Consolidated Balance Sheets. Pursuant to the vesting provisions of the Millennium Option Plan, the Company recorded a non-cash compensation (credit) expense of $(1,211,000), $(2,370,000) and $3,809,000 for the years ended December 31, 2002, 2001 and 2000, respectively, which is included in selling, general and administrative expenses in the accompanying Consolidated Statement of Operations.

Information relating to the Company's investment in Millennium is as follows at December 31, 2002 and 2001 (in thousands):

	2002	2001
Number of shares	2,325	3,703
Available-for-sale equity securities, at market	$ 5,552	$ 19,341

(b) Interferon Sciences, Inc.

ISI is a biopharmaceutical company in which the Company owns 181,201 shares at December 31, 2002 and 2001 with a market value of $9,000 and $8,000, respectively. In an agreement dated March 25, 1999, the Company agreed to lend ISI $500,000 (the "ISI Debt"). In return, ISI granted the Company (i) a first mortgage on ISI's real estate, (ii) a two-year option to purchase ISI's real estate, provided that ISI has terminated its operations and certain other specified ISI debt has been repaid, and (iii) a two-year right of first refusal in the event ISI desires to sell its real estate. ISI issued the Company 500,000 shares of ISI common stock and a five-year warrant to purchase 500,000 shares of ISI common stock at a price of $1 per share as a loan origination fee. Pursuant to the agreement, as amended, ISI issued a Note due March 15, 2002, to the Company for $500,000 of which approximately $300,000 and $400,000 is outstanding as of December 31, 2002 and 2001, respectively, which is included in accounts and other receivables on the Consolidated Balance Sheets. Interest accrues at the rate of 6% per annum.

In March 2003, the Company and ISI entered into an agreement pursuant to which the Company agreed until May 31, 2003, to forbear from exercising its rights as a result of defaults by ISI under the terms of the ISI Debt. In exchange for such forbearance, the Company agreed to receive shares of common stock of Hemispherx Biopharma Inc. ("HEB") with a market value of $425,000 (the "Guaranteed Shares") in full settlement of all of ISI's obligations, however, the Company retains all of its rights in the collateral under the ISI Debt until its receipt of the Guaranteed Shares. The Agreement obligates HEB to register the Guaranteed Shares, sets periodic limits on the amount of shares the Company may sell and requires HEB to pay the Company an amount equal to the product received by multiplying (i) the number of Guaranteed Shares unsold on September 11, 2005 and (ii) $1.59.

4. Property, plant and equipment

Property, plant and equipment consists of the following (in thousands):

December 31,	2002	2001
Land	$ 915	$ 915
Buildings and improvements	3,525	3,515
Machinery and equipment	11,884	12,849
Furniture and fixtures	14,929	16,111
Leasehold improvements	2,649	4,147
	33,902	37,537
Accumulated depreciation and amortization	(25,603)	(28,819)
	$ 8,299	$ 8,718

As of December 31, 2002, the Company wrote off certain fully depreciated assets as a result of its General Physics and Corporate office relocations of approximately $5,100,000.

5. Short-term borrowings

The Company and certain of its wholly owned subsidiaries entered into an Amended and Restated secured $40 million Revolving Credit (the "Amended Agreement") with various banks on December 14, 2001, which amended in its entirety the Company's former credit facility discussed below. The Amended Agreement reduced the commitment pursuant to the revolving facility to $40 million (subject to borrowing base limitations specified in the Amended Agreement). The commitment has been reduced to $35 million as a result of asset sales by the Company, but the Amended Agreement provides that the commitment cannot be reduced below $35 million as a result of any additional assets sales.

The current amount outstanding under the revolving credit agreement is $22,058,000. The interest rates on the revolving credit facility are currently at prime plus 1.50% and Eurodollar plus 3.00%, at the Company's option. Based upon the financial performance of the Company, the interest rates can be reduced. The Amended Agreement is secured by all of the receivables and inventory of the Company as well as the common stock of the Company's material domestic subsidiaries and 65% of the common stock of the Company's foreign subsidiaries. The Amended Agreement also provides for additional security consisting of certain real property, personal property and substantially all marketable securities owned by the Company and its subsidiaries. The Amended Agreement contains revised minimum consolidated net worth, fixed charge coverage, leverage ratio and interest coverage ratio. The Amended Agreement also contains certain restrictive covenants, including the prohibition on future acquisitions, and provides for mandatory prepayment upon the occurrence of certain events. At March 31, 2003, there is $4,600,000 available under the facility, as amended.

The Company was not in compliance with certain financial covenants of its Amended Agreement for the year ended December 31, 2002. The Company entered into a First Amendment and Limited Waiver to the Amended Agreement with various banks as of March 31, 2003 (the "First Amendment"). The First Amendment provided for a waiver of certain financial covenants in the Amended Agreement and provided certain revised financial covenants for periods beginning after December 31, 2002. The First Amendment further reduced the commitment under the Amended Agreement to $30 million from $35 million and limited the availability of borrowings under the revolving loan commitment to $27 million for the period commencing March 31, 2003 through May 31, 2003 (the "First Test Period") and $26 million for the period commencing on June 1, 2003 and ending on delivery of the Company's compliance certificate for the quarter ending September 30, 2003 (the "Second Test Period"; and together with the First Test Period, the "Test Periods"). The Company does not anticipate needing to borrow in excess of $27 million or $26 million, respectively, during the Test Periods. The First Amendment provides that the available revolving commitment amount may be increased to $30 million after the Second Test Period, provided that no default or event of default has occurred and is continuing under the Amended Agreement, as amended by the First Amendment. The First Amendment also added a new financial covenant with respect to minimum consolidated EBITDA effective March 31, 2003. The Company is currently negotiating with certain other lenders with respect to obtaining a new facility for its future financing requirements.

The Company and General Physics Canada Ltd. (GP Canada), a wholly-owned subsidiary of General Physics, had previously entered into a credit agreement, dated as of June 15, 1998, with various banks providing for a secured credit facility of $80,000,000 (the "Credit Facility") comprised of a revolving credit facility of $65,000,000 expiring on June 15, 2001 and a five-year term loan of $15,000,000. The five year term loan was payable in quarterly installments of $187,500 commencing on October 1, 1998 with a final payment of $11,250,000 due on June 15, 2003. All amounts outstanding under the term loan were repaid in 2001 in connection with the Company's Amended Agreement.

6. Accounts payable and accrued expenses

Accounts payable and accrued expenses are comprised of the following (in thousands):

December 31,	2002	2001
Accounts payable	$ 6,324	$ 6,661
Payroll and related costs	4,617	2,340
Restructuring reserve	221	1,162
Other	6,390	6,926
	$17,552	$17,089

7. Long-term debt

Long-term debt is comprised of the following (in thousands):

December 31,	2002	2001
6% Convertible Exchangeable Notes (a)	$ 2,640	$ 2,640
Senior Subordinated Debentures (b)	558	641
MXL Pennsylvania Mortgage (c)	1,505	1,605
MXL Illinois Mortgage (d)	1,212	1,237
Other (e)	997	740
	$ 6,912	$ 6,863
Less current maturities	(3,610)	(637)
	$ 3,302	$ 6,226

(a) In July 2000, the Company in a private placement transaction with two institutional investors, received $2,640,000 for 6% Convertible Exchangeable Notes due June 30, 2003 (the "HMS Notes"). The HMS Notes, at the option of the holders, may be exchanged for 19.9% of the outstanding capital stock of HMS on a fully diluted basis, as defined in the HMS Notes, or into shares of the Company's Common Stock at a conversion rate of $7.50 per share, subject to adjustment, as provided in the HMS Notes. The holders of the HMS Notes can convert or exchange at any time prior to June 30, 2003. The HMS Notes are subordinated to borrowings under the Amended Agreement.

(b) In 1994, GP issued $15 million of 6% Senior Subordinated Debentures of which the Company owned approximately 92.7%. The Debentures are subordinated to borrowings under the Amended Agreement. During the fourth quarter of 2000, the Company converted its portion of GP's Senior Subordinated Debentures to stockholder's equity of GP. At December 31, 2002, the remaining carrying value of the Debentures outstanding was $558,000 and are repayable through 2004.

(c) On March 8, 2001, MXL entered into a loan in the amount of $1,680,000, secured by a mortgage covering the real estate and fixtures on its property in Pennsylvania. The loan requires monthly repayments of $8,333 plus interest at 2.5% above the one month LIBOR rate and matures on March 8, 2011, when the remaining amount outstanding of approximately $680,000 is due in full. The loan is guaranteed by the Company. The proceeds of the loan were used to repay a portion of the Company's short-term borrowings pursuant to the Amended Agreement described in Note 5.

(d) On July 3, 2001, MXL entered into a loan in the amount of $1,250,000, secured by a mortgage covering the real estate and fixtures on its property in Illinois. The loan requires monthly payments of principal and interest in the amount of $11,046 with interest at a fixed rate of 8.75% per annum, and matures on June 26, 2006, when the remaining amount outstanding of approximately $1,100,000 is due in full. The loan is guaranteed by the Company. The proceeds of the loan were used to repay a portion of the Company's term loan pursuant to the Amended Agreement described in Note 5.

e) Represents primarily capital lease obligations for certain equipment.

Aggregate annual maturities of long-term debt at December 31, 2002 are as follows (in thousands):

2003	$ 3,610
2004	802
2005	174
2006	1,221
2007	100
Thereafter	1,005

8. Employee benefit plans

GP (including the Company's employees) maintains a Retirement Savings Plan (the Plan) for employees who have completed ninety days of service with GP. The Plan permits pre-tax contributions to the Plan by participants pursuant to Section 401(k) of the Internal Revenue Code of 1% to 14% of base compensation. GP matches participants' contributions up to a specific percentage of the first 7% of base compensation contributed for employees who have completed one year of service with GP and may make additional matching contributions at its discretion. In 2001, 2000 and 1999 the Company did not make any discretionary matching contributions. The Company matches participants' contributions in shares of the Company's Common Stock up to 57% of monthly employee salary deferral contributions. In 2002, 2001 and 2000 the Company contributed 270,000 shares, 291,185 shares and 308,000 shares of the Company's common stock directly to the Plan with a value of approximately $1,058,000, $1,151,000 and $1,340,000, respectively.

9. Income taxes

The components of income tax expense (benefit) are as follows (in thousands):

Years ended December 31,	2002	2001	2000
Current			
State and local	$ 370	$ 537	$ 717
Foreign	361	186	198
Total current	731	723	915
Deferred			
Federal	(1,420)	1,392	(9,322)
State and local	(130)	400	(459)
Foreign			(7)
Total deferred	(1,550)	1,792	(9,788)
Total income tax expense (benefit)	$ (819)	$2,515	$(8,873)

The deferred expense (benefit) excludes activity in the net deferred tax assets relating to tax on appreciation (depreciation) in available-for-sale securities, which is recorded directly to stockholders' equity.

The difference between the expense (benefit) for income taxes computed at the statutory rate and the reported amount of tax expense (benefit) is as follows:

December 31,	2002	2001	2000
Federal income tax rate	(35.0%)	35.0%	(35.0%)
Foreign, State and local taxes net of Federal benefit	6.8	32.6	1.0
Items not deductible - primarily meals and entertainment	3.0	23.8	2.0
Valuation allowance adjustment		(6.9)	(13.7)
Net losses from foreign operations for which no tax benefit has been provided	1.7	41.2	18.9
Tax effect recorded in stockholders' equity for sale of available-for-sale securities	9.2	32.0	
Other	0.8	2.5	0.9
Effective tax rate expense (benefit)	(13.5%)	160.2%	(25.9%)

In 2002, the Company recorded an income tax benefit of $819,000. The current income tax provision of $731,000 represents estimated state taxes of $370,000 and foreign taxes of $361,000. The deferred income tax benefit of $1,550,000 primarily represents a benefit for the future utilization of the Company's domestic net operating losses.

In 2001, the Company recorded income tax expense of $2,515,000. The current income tax provision of $723,000 represents estimated state taxes of $537,000 and foreign taxes of $186,000.

In 2000, the deferred income tax benefit of $9,788,000 primarily represents a benefit for the future utilization of the Company's domestic net operating losses.

The Company had an effective tax rate of 14% for the year ended December 31, 2002. This rate was primarily due to certain nondeductible items, net losses from foreign operations for which no tax benefit has been provided, and the tax treatment for financial statement purposes of the sale by the Company in 2002 of certain shares of available-for-sale securities accounted for pursuant to SFAS No.115 "Accounting for Certain Investments in Debt and Equity Securities."

The Company had an effective tax rate of 160% for the year ended December 31, 2001. This rate was primarily due to the tax treatment for financial statement purposes of the sale by the Company in 2001 of certain shares of available-for-sale securities accounted for pursuant to SFAS No.115.

The Company had an effective tax rate of 26% for the year ended December 31, 2000, which was primarily due to net losses from foreign operations for which no tax benefit has been provided.

As of December 31, 2002, the Company has approximately $25,063,000 of Federal net operating loss carryforwards. These carryforwards expire in the years 2005 through 2020. Foreign net operating losses at December 31, 2002 were approximately $34,835,000. In addition, the Company has approximately $987,000 of available credit carryovers of which approximately $15,000 expires in 2003, and approximately $972,000 may be carried over indefinitely.

The tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities that are included in the net deferred tax (liability) asset are summarized as follows (in thousands):

December 31,	2002	2001
Deferred tax assets:		
Allowance for doubtful accounts	$ 337	$ 208
Accrued liabilities	883	1,071
Net Federal and Foreign operating loss carryforwards	20,221	18,425
Tax credit carryforwards	987	1,492
Restructuring reserves	484	1,032
Deferred tax assets	22,912	22,228
Deferred tax liabilities:		
Property and equipment, principally due to difference in depreciation and amortization	1,049	249
Investment in partially owned companies	556	6,825
Deferred tax liabilities	1,605	7,074
Net deferred tax assets	21,307	15,154
Less valuation allowance	(10,461)	(10,865)
Net deferred tax (liability) asset	$10,846	$ 4,289

In 2002, the valuation allowance decreased by $404,000 attributable primarily to the expiration of tax credit carryforwards. In 2001, the valuation allowance increased by $533,000, and was attributable to foreign net operating losses for which no tax benefit has been provided.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon these factors, management believes it is more likely than not that the Company will realize the benefits of deferred tax assets, net of the valuation allowance. The valuation allowance primarily relates to foreign net operating loss carryforwards for which the Company does not believe the benefits will be realized. As of December 31, 2002, the Company has recorded a net deferred tax asset of $10,846,000.

10. Comprehensive income (loss)

The following are the components of comprehensive income (loss) (in thousands):

Years ended December 31,	2002	2001	2000
Net loss	$ (5,228)	$ (945)	$(25,392)
Other comprehensive (loss) income, before tax:			
Net unrealized gain (loss) on available-for-sale securities	(12,130)	(30,802)	45,667
Foreign currency translation adjustment	(492)	24	78
Comprehensive (loss) income before tax	(11,622)	(31,723)	20,353
Income tax benefit (expense) related to items of other comprehensive income (loss)	4,718	11,905	(17,691)
Comprehensive income (loss), net of tax	$(13,132)	$(19,818)	$ 2,662

The components of accumulated other comprehensive income (loss) are as follows (in thousands):

December 31,	2002	2001	2000
Net unrealized gain (loss) on available-for-sale securities	$ 2,680	$ 14,810	$ 45,612
Foreign currency translation adjustment	(1,149)	(657)	(681)
Accumulated other comprehensive income (loss) before tax	1,531	14,153	44,931
Accumulated income tax expense related to items of other comprehensive loss	(1,071)	(5,789)	(17,694)
Accumulated other comprehensive income (loss), net of tax	$ 460	$ 8,364	$ 27,237

11. Common Stock, stock options and warrants

(a) Under the Company's non-qualified stock option plan, employees and certain other parties may be granted options to purchase shares of common stock. Although the Plan permits options to be granted at a price not less than 85% of the fair market value, the Plan options primarily are granted at the fair market value of the common stock at the date of the grant and are exercisable over periods not exceeding ten years from the date of grant. Shares of common stock may also be reserved for issuance pursuant to other agreements. Changes in options and warrants outstanding during 2000, 2001 and 2002, and options and warrants exercisable and shares reserved for issuance at December 31, 2002, 2001 and 2000 are as follows:

Options and warrants outstanding	Price Range per share	Number of shares	Weighted-Average Exercise Price
December 31, 1999	$4.59 - 24.00	2,806,015	$ 9.21
Granted	3.375 - 6.00	666,133	4.66
Exercised	3.375 -	(69,200)	3.38
Terminated	5.375 - 17.25	(897,600)	10.46
December 31, 2000	3.375 - 24.00	2,505,348	7.74
Granted	3.00 - 4.61	452,000	4.47
Terminated	4.61 - 24.00	(166,683)	7.85
December 31, 2001	3.00 - 15.375	2,790,665	7.37
Granted	3.60 - 4.75	845,800	4.13
Exercised	3.60 - 4.61	(1,233)	4.08
Terminated	3.60 - 14.625	(722,235)	7.87
December 31, 2002	**3.00 - 15.375**	**2,912,997**	**6.57**
Options and warrants exercisable			
December 31, 2000	4.59 - 24.00	1,464,106	7.64
December 31, 2001	3.00 - 15.375	2,058,096	7.12
December 31, 2002	**3.00 - 15.375**	**2,096,199**	**6.39**
Shares reserved for issuance			
December 31, 2000		3,816,571	
December 31, 2001		3,938,303	
December 31, 2002		**3,937,070**	

At December 31, 2002, the weighted average remaining contractual life of all outstanding options was 4.2 years.

The following table summarizes information about the Plan's options outstanding at December 31, 2002:

Range of Exercise Prices	Number Outstanding	Weighted Average Years Remaining	Weighted Average Exercise Price
$ 3.00 - $ 7.75	1,885,497	5.2	$ 5.30
$ 8.00 - $10.41	545,000	1.6	$ 8.14
$11.15 - $15.375	182,500	2.0	$14.55
$ 3.00 - $15.375	2,612,997	4.2	$ 6.76

The following table summarizes the Class B Common Stock options as follows:

Options outstanding	Price Range per share	Number of shares	Weighted-Average Exercise Price
December 31, 2000	$8.69	350,000	$8.69
Terminated	8.69	(350,000)	8.60
December 31, 2001		-0-	
December 31, 2002		**-0-**	
Options exercisable			
December 31, 2000	8.69	350,000	8.69
December 31, 2001		-0-	
December 31, 2002		**-0-**	

The holders of Common Stock are entitled to one vote per share and the holders of Class B Common Stock are entitled to ten votes per share on all matters without distinction between classes, except when approval of a majority of each class is required by statute. The Class B Common Stock is convertible at any time, at the option of the holders of such stock, into shares of common stock on a share-for-share basis. At December 31, 2002, 2001 and 2000, shares reserved for issuance of common stock were primarily related to options and warrants and the conversion of long-term debt.

The Company reserved 950,000 shares of its Common Stock for issuance upon conversion of Class B Common Stock at December 31, 2000. The Company reserved an additional 300,000 shares for a private placement transaction (see Note 11(b)) bringing the total to 1,250,000 shares reserved for issuance upon conversion of Class B Common Stock at December 31, 2002 and 2001.

At December 31, 2002, 2001 and 2000, options outstanding included options for 353,623, 239,498 and 239,498 shares, respectively, for certain executive officers.

(b) Pursuant to an agreement dated as of October 19, 2001 (the "Stock Purchase Agreement"), the Company sold to Bedford Oak Partners, LP (the "Bedford Oak") in a private placement transaction, 300,000 shares of Class B Common Stock (the "Bedford Class B Shares") for $900,000. Upon the disposition of any of the Bedford Class B Shares (other than to an affiliate of Bedford Oak who agrees to be bound by the provisions of the Stock Purchase Agreement) or at the request of the Board of Directors of the Company, Bedford Oak is required to exercise the right to convert all of the Bedford Class B Shares then owned by Bedford Oak into an equal number of shares of common stock of the Company (the "Bedford Underlying Shares"). The Company was required to file a registration statement to register the resale of the Bedford Underlying Shares by Bedford Oak, which registration statement was declared effective as of August 13, 2002.

On any date prior to October 19, 2003 during which Bedford Oak was not able to resell the Bedford Underlying Shares pursuant to the registration statement, Bedford Oak had the right to require the Company to purchase all, but not less than all, of the Shares and the Bedford Underlying Shares then held by Bedford Oak for a purchase price as specified in the Stock Purchase Agreement. The put option obligation expired upon the effectiveness of the registration statement on August 13, 2002 covering the Bedford Underlying Shares.

At December 31, 2001, the Company had a put option obligation of $240,000 relating to the above-described Bedford transaction, however, the put option obligation expired in August 2002. This amount had been recorded in additional paid in capital in the accompanying Consolidated Balance Sheet and was deemed to be a dividend for purposes of the basic and diluted loss per share calculation.

Pursuant to an agreement dated May 3, 2002, the Company agreed to sell to Bedford Oak in a private placement transaction 1,200,000 shares of Common Stock (the "Bedford Common Shares") of the Company for an aggregate purchase price of $4,200,000. Harvey Eisen, the managing member of Bedford Oak Advisors, LLC, the investment manager of Bedford Oak, was elected a director of the Company in July 2002.

Pursuant to an agreement dated May 3, 2002, the Company sold 100,000 shares of Common Stock for $350,000 to Marshall Geller (the "Geller Shares"), a director of the Company, in a private placement transaction.

Pursuant to an agreement dated May 3, 2002 (the "EGI Agreement"), the Company sold to Equity Group Investments, L.L.C. ("EGI") in a private placement transaction 1,000,000 shares of Common Stock (the "EGI Common Shares") for $3,500,000 and 300,000 shares of Class B Common Stock (the "EGI Class B Shares") for $1,260,000. Mark Radzik, a designee of EGI, was elected a director of the Company in July 2002.

Upon the disposition of any of the EGI Class B Shares (other than to an affiliate of EGI or to a transferee approved by the Board who in each case agrees to be bound by the provisions of the EGI Agreement), EGI is required to convert all of the EGI Class B Shares into an equal number of shares of Common Stock (the "EGI Underlying Shares"). Until May 3, 2003, the Company has the right to purchase all, but not less than all, of the EGI Class B Shares then owned by EGI at a price per share equal to the greater of (i) the 90 day trailing average of the closing prices of the Common Stock and (ii) $5.25. If the Company exercises such right, EGI has the right to sell to the Company all or part of the EGI Common Shares then owned by EGI at a price per share of $3.50. If EGI exercises such right and the Company does not then have adequate liquidity, the repurchase of the EGI Common Shares may take place over a period of 21 months.

The Company and EGI have entered into an advisory services agreement providing that, to the extent requested by the Company and deemed appropriate by EGI, EGI shall assist the Company in developing, identifying, evaluating, negotiating and structuring financings and business acquisitions. The Company has agreed to pay EGI a transaction fee equal to 1% of the proceeds received by the Company in a financing, or of the consideration paid by the Company in a business acquisition, in respect of which EGI has provided material services.

On August 13, 2002, a registration statement covering the resale of the Bedford Underlying Shares, the Bedford Common Shares, the EGI Common Shares, the EGI Underlying Shares and the Geller Shares was declared effective by the SEC.

(c) In June 2001, the Company entered into an agreement with a financial consulting firm to provide certain services for which the Company, in addition to cash payments, agreed to issue warrants to purchase 300,000 shares of the Company's common stock at an exercise price of $4.60 per share. In connection with the issuance of these warrants, the Company recorded an expense of $750,000 in 2001 for these warrants which is included in selling, general and administrative expense in the Consolidated Statement of Operations.

(d) On February 11, 2000, an affiliate of Andersen, Weinroth & Co., L.P. ("Andersen Weinroth") purchased 200,000 shares of Class B Common Stock for $1,200,000. In addition, a general partner of Andersen Weinroth joined the Board of Directors of the Company. On October 11, 2001, this general partner resigned from the Board of Directors of the Company and pursuant to an agreement dated as of February 11, 2000, on October 11, 2001, this general partner converted the 200,000 shares of Class B Common Stock into an equal number of shares of Common Stock.

12. Business segments

The operations of the Company currently consist of the following three business segments, by which the Company is managed.

The Company's principal operating subsidiary is GP. GP operates in two business segments. The Manufacturing & Process Segment provides technology based training, engineering,consulting and technical services to leading companies in the automotive, steel, power, oil and gas, chemical, energy, pharmaceutical and food and beverage industries, as well as to the government sector. The Information Technology Segment provides IT training programs and solutions, including Enterprise Solutions and comprehensive career training and transition programs.

The Optical Plastics Segment, which consists of MXL, manufactures coated and molded plastic products.

Effective January 1, 2002, HMS no longer exists as a business segment (see Note 3). Information presented for Corporate & Other includes financial information for the operations and assets of the HMS subsidiary as of and for the years ended December 31, 2001 and 2000 prior to its treatment as an equity investment.

The management of the Company does not allocate the following items by segment: Investment and other income, interest expense, selling, general and administrative expenses, depreciation and amortization expense, income tax expense, significant non-cash items and long-lived assets. Inter-segment sales are not significant.

The following tables set forth the sales and operating results attributable to each line of business and includes a reconciliation of the segments sales to consolidated sales and operating results to consolidated income (loss) before income taxes (in thousands):

Years ended December 31,	2002	2001	2000
Sales			
Manufacturing & Process	$134,255	$164,361	$161,859
Information Technology	7,982	11,061	24,593
Optical Plastics	9,996	11,184	10,998
Corporate & Other		5	17
	$152,233	$ 186,611	$197,467
Operating results			
Manufacturing & Process	$ 1,712	$ 8,679	$ 10,870
Information Technology	(182)	1,596	(7,331)
Optical Plastics	429	1,192	1,272
Corporate & Other	(5,506)	(3,285)	(2,131)
Total operating profit	(3,547)	8,182	2,680
Interest expense	(2,770)	(4,733)	(5,616)
Corporate general and administrative expenses, amortization of goodwill and investment and other income, net	270	(1,879)	(31,329)
(Loss) income from operations before income taxes	$ (6,047)	$ 1,570	$(34,265)

Operating profits represent sales less operating expenses. In computing operating profits, none of the following items have been added or deducted: general corporate expenses at the holding company level, restructuring charges, foreign currency transaction gains and losses, investment income, loss on investments, loss on sale of assets, amortization of goodwill and interest expense. General corporate expenses at the holding company level, which are primarily salaries, occupancy costs, professional fees and costs associated with being a publicly traded company, totaled approximately $4,882,000 (net of a non-cash credit to compensation expense of $1,211,000 relating to a deferred compensation plan), $3,033,000 (net of a non-cash credit to compensation expense of $2,370,000) and $7,632,000 (including a non cash charge to compensation expense of $3,809,000) for the years ended December 31, 2002, 2001 and 2000, respectively. For the years ended December 31, 2002, 2001 and 2000, sales to the United States government and its agencies represented approximately 32%, 29% and 24%, respectively, of sales and are included in the Manufacturing & Process and Information Technology Segments.

Additional information relating to the Company's business segments is as follows (in thousands):

December 31,	2002	2001	2000
Identifiable assets			
Manufacturing & Process	$ 61,896	$ 67,156	$ 78,761
Information Technology	8,978	8,787	9,283
Optical Plastics	9,818	9,929	9,807
Corporate & Other	64,213	74,952	114,727
	$144,905	$160,824	$212,578

Years ended December 31,	2002	2001	2000
Additions to property, plant and equipment, net			
Manufacturing & Process	$ 1,523	$ 557	$ 530
Information Technology		38	58
Optical Plastics	368	693	255
Corporate & Other	25	163	197
	$ 1,916	$ 1,451	$ 1,040

Years ended December 31,	2002	2001	2000
Depreciation and Amortization			
Manufacturing & Process	$ 1,397	$ 1,322	$ 1,432
Information Technology	18	231	835
Optical Plastics	510	474	489
Corporate & Other	216	81	115
	$ 2,141	$ 2,108	$ 2,871

Identifiable assets by industry segment are those assets that are used in the Company's operations in each segment. Corporate and other assets are principally cash and cash equivalents, marketable securities and intangible assets, including goodwill. Depreciation and amortization excludes amortization of goodwill.

Information about the Company's net sales in different geographic regions, which are attributed to countries based on location of customers, is as follows (in thousands):

Years ended December 31,	2002	2001	2000
United States	$139,831	$173,008	$174,462
Canada	1,421	2,756	7,181
United Kingdom	7,258	6,962	11,028
Latin America and other	3,723	3,885	4,796
	$152,233	$186,611	$197,467

Information about the Company's identifiable assets in different geographic regions is as follows (in thousands):

December 31,	2002	2001	2000
United States	$137,303	$152,627	$205,797
Canada	3,076	3,653	3,371
United Kingdom	3,301	2,821	1,928
Latin America and other	1,225	1,723	1,482
	$144,905	$160,824	$212,578

All corporate intangible assets of the Company, as well as other corporate assets, are assumed to be in the United States.

13. Fair value of financial instruments

The carrying value of financial instruments including cash and cash equivalents, marketable securities, accounts receivable, accounts payable and short-term borrowings approximate estimated market values because of short maturities and interest rates that approximate current rates.

The carrying values of investments, other than those accounted for on the equity basis, approximate fair values based upon quoted market prices. The investments for which there is no quoted market price are not significant.

The estimated fair value for the Company's debt is as follows (in thousands):

	December 31, 2002		December 31, 2001	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt	$6,912	$6,912	$6,863	$6,863

Limitations. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

14. Accounting for certain investments in equity securities

The gross unrealized holding gains (losses) and fair value for available-for-sale securities (primarily Millennium Cell) were as follows (in thousands):

	Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Available-for-sale equity securities:				
December 31, 2002	$2,917	$ 2,680	$ -	$ 5,597
December 31, 2001	$4,633	$14,810	$ -	$19,443
December 31, 2000	$6,136	$45,619	$(7)	$51,748

Differences between cost and market, net of taxes, of $1,609,000, $9,021,000 and $27,918,000 at December 31, 2002, 2001 and 2000, respectively, were credited to a separate component of stockholders' equity called accumulated other comprehensive income (loss).

15. Restructuring and other charges

During 1999, the Company adopted restructuring plans, primarily related to its IT Segment. The Company took steps in order to change the focus of the IT Segment from open enrollment information technology training courses to project oriented work for corporations, which was consistent with the focus of GP's current business.

In connection with the restructuring, the Company recorded a charge of $7,374,000 in 1999, of which $2,754,000 had been utilized through December 31, 1999. During 2000, the Company utilized $2,501,000 of the reserve and reversed $180,000.

During 2001, the Company utilized $663,000 of the reserve and reversed $202,000. As of December 31, 2001, $330,000 is included in accounts payable and accrued expenses and $744,000 is included in other non-current liabilities in the accompanying Consolidated Balance Sheet. During 2002, the Company utilized $528,000 of the reserve. As of December 31, 2002, $104,000 is included in accounts payable and accrued expenses and $442,000 is included in other non-current liabilities in the accompanying Consolidated Balance Sheet.

The Company believed at the time the restructuring plan was adopted that the strategic initiatives and cost cutting moves taken in 1999 and the first quarter of 2000 would enable the IT Segment to return to profitability in the last six months of 2000. However, those plans were not successful, and the Company determined that it could no longer bring the open enrollment IT business to profitability. Additionally there had been further impairment to intangible and other assets. In July 2000, as a result of the continued operating losses incurred by the IT Segment, as well as the determination that revenues would not increase to profitable levels, the Company decided to close its open enrollment IT business in the third quarter of 2000.

As a result, for the year ended December 31, 2000, the Company recorded asset impairment charges of $19,245,000 related to the IT Segment. The charges are comprised of a write-off of intangible assets of $16,663,000 as well as write-offs of property, plant and equipment and other assets relating to the closed offices, totaling $2,582,000.

In addition, the Company recorded an $8,630,000 restructuring charge, net of a $180,000 reversal of the 1999 restructuring plan, in 2000. Of this charge, $3,884,000 had been utilized through December 31, 2000. During 2001, the Company utilized $2,302,000 of the reserve and reversed $972,000 as a result of favorable settlements on certain leases and contractual obligations. As of December 31, 2001 $832,000 is included in accounts payable and accrued expenses and $820,000 is included in other non-current liabilities in the Consolidated Balance Sheet. During 2002, the Company utilized $689,000 of the reserve and reversed $368,000. As of December 2002, $117,000 is included in accounts payable and accrued expenses and $478,000 is included in other non-current liabilities in the accompanying Consolidated Balance Sheet.

The components of the 2000 restructuring charge are as follows (in thousands):

	Severance and related benefits	Lease and related obligations	Contractual obligations	Other facility related costs	Total
Restructuring charges during 2000	$1,825	$5,185	$1,590	$210	$8,810
Utilization	1,683	1,826	165	210	3,884
Balance December 31, 2000	$ 142	$3,359	$1,425	$ -	$4,926
Utilization	142	1,484	676		2,302
Reversal of Restructuring charges during 2001		575	397		972
Balance December 31, 2001	$ -	$1,300	$ 352	$ -	$1,652
Utilization		337	352		689
Reversal of Restructuring charges during 2002		368			368
Balance December 31, 2002	$ -	$ 595	$ -	$ -	$ 595

The components of the 1999 restructuring charge are as follows (in thousands):

	Severance and related benefits	Lease and related obligations	Other facility related costs	Total
Balance December 31, 1999	$ 289	$4,206	$125	$4,620
Utilization	184	2,264	53	2,501
Reversal of restructuring charges during 2000	105	3	72	180
Balance December 31, 2000	$ -	$1,939	$ -	$1,939
Utilization		663		663
Reversal of Restructuring charges during 2001		202		202
Balance December 31, 2001	$ -	$1,074	$ -	$1,074
Utilization		528		528
Balance December 31, 2002	$ -	$ 546	$ -	$ 546

Lease and related obligations are presented at their present value, net of assumed sublets.

Effective September 4, 2002, John C. McAuliffe resigned as President of GP. Mr. McAuliffe and GP entered into a Separation Agreement pursuant to which Mr. McAuliffe will be a consultant to GP for a six-month period. In consideration for such services, GP agreed to pay Mr. McAuliffe the sum of $350,000, $300,000 in equal installments over the course of the consultancy period and $50,000 in September 2005. In addition, GP agreed to pay Mr. McAuliffe severance of $1,200,000 payable in equal installments on the following dates (i) September 2002, (ii) March 2003, and (iii) January 2, 2004. The Company recorded an expense of approximately $1,440,000, including $125,000 of related legal fees, which is recorded in selling, general and administrative expense in the Consolidated Statements of Operations for the year ended December 31, 2002.

16. Related Party Transactions

In 2002, the Company and Redstorm Scientific, Inc. ("RSS") entered into an agreement pursuant to which the Company agreed to provide general business and administrative support to RSS. RSS is a privately held computational drug design company focused on utilizing bio-informatics and computer aided molecular design to assist pharmaceutical and biotechnology companies. The Company performed and completed all necessary services for RSS during the third quarter of 2002. In consideration for such services, RSS agreed to grant the Company a five-year option to purchase shares of RSS common stock. The Company also has an option to purchase additional equity in RSS upon the occurrence of certain events. Michael Feldman is the Chief Executive Officer of RSS and owns approximately 25.5% of the outstanding common stock of RSS. Michael Feldman is the son of Jerome Feldman, Chief Executive Officer of the Company. Jerome Feldman owns less than 1% of the outstanding common stock of RSS. In addition, Roald Hoffmann, a director of the Company, is a director of RSS and has options to purchase shares of RSS common stock.

In 2000, the Company made loans to Jerome Feldman totaling approximately $1,278,000 to purchase an aggregate of 150,000 shares of Class B Common Stock. At December 31, 2002 and 2001, the Company had total loans receivable from Mr. Feldman in the amount of approximately $4,095,000, the proceeds of which were used to purchase an aggregate of 537,500 shares of Class B Common Stock.

Such loans bear interest at the prime rate of Fleet Bank and are secured by the purchased Class B Common Stock and certain other assets. All principal on the loans and accrued interest, totaling $1,075,000, $881,000 and $594,000 at December 31, 2002, 2001 and 2000, respectively, are due on May 31, 2007.

The Compensation Committee approved an Incentive Compensation Agreement (the "Incentive Agreement") with Mr. Feldman on April 1, 2002. The Incentive Agreement provides that Mr. Feldman is eligible to receive from the Company up to five payments in an amount of $1 million each, based on the closing price of the Company's common stock sustaining increasing specified levels over periods of at least 10 consecutive trading days. In the event that the higher specified thresholds are attained prior to the lower specified thresholds being attained, the lower thresholds automatically become payable as well. To the extent there are any outstanding loans from the Company to Mr. Feldman at the time an incentive payment is payable, the Company will set off the payment of such incentive payment against the outstanding principal and interest under such loans. The Incentive Agreement will terminate on the earlier of (a) May 3, 2007 or (b) the date of termination of Mr. Feldman's employment with the Company (other than termination by (i) the Company in breach of Mr. Feldman's Employment Agreement or (ii) Mr. Feldman for Good Reason).

In prior years, the Company made unsecured loans to Mr. Feldman in the amount of approximately $334,000, which unsecured loans primarily bear interest at the prime rate of Fleet Bank.

For a description of certain transactions pursuant to which the Company received proceeds from the sale of Common Stock and Class B Common Stock to certain related parties, see Note 11.

On May 16, 2001, the Company sold 200,000 shares of Millennium common stock at $8.50 per share and on September 28, 2001, the Company sold 300,000 shares of its Millennium common stock at $3.50 per share, to an affiliated entity of Liberty Wanger Asset Management L.P., a 5% stockholder of the Company.

17. Commitments and Contigencies

The Company has various noncancellable leases for real property and machinery and equipment. Such leases expire at various dates with, in some cases, options to extend their terms. Lease commitments related to facilities closed as part of the restructuring (see Note 15) are not included below.

Minimum rentals under long-term operating leases are as follows (in thousands):

	Real property	Machinery & equipment	Total
2003	$ 2,726	$ 894	$ 3,620
2004	1,708	464	2,172
2005	1,368	202	1,570
2006	1,097	105	1,202
2007	675	76	751
Thereafter	3,644		3,644
Total	$11,218	$1,741	$12,959

Several of the leases contain provisions for rent escalation based primarily on increases in real estate taxes and operating costs incurred by the lessor. Rent expense was approximately $4,041,861, $5,349,547 and $9,565,038 for 2002, 2001 and 2000, respectively.

(b) On March 23, 2000, the Company agreed to guarantee up to $1,800,000 of GSES's debt pursuant to GSES's credit facility. In consideration for such guarantee, the Company received warrants to purchase 150,000 shares of GSES common stock at an exercise price of $2.38 per share, which warrants expire on August 17, 2003. GSES's credit facility would have expired on March 23, 2003, however, this facility was extended until March 31, 2004. As part of such extension, the Company was required to extend its $1,800,000 limited guarantee. In consideration for the extension of the guarantee, the Company received 150,000 shares of GSES common stock.

(c) The Company has guaranteed the leases for FSP's New Jersey and Connecticut warehouses, totaling approximately $1,589,000 per year through the first quarter of 2007, and an aggregate of $455,000 for certain equipment leases through April 2004. The Company's guarantee of such leases was in effect when FSP was a wholly-owned subsidiary of the Company. In 1998, the Company sold substantially all of the operating assets of Five Star Group to the predecessor company of FSP. As part of this transaction, the landlord of the New Jersey and Connecticut facilities and the lessor of the equipment did not consent to the release of the Company's guarantee.

(d) The Company is party to several lawsuits and claims incidental to its business, including a claim regarding an environmental matter. Management believes that the ultimate liability, if any, of these lawsuits and claims will not have a material adverse effect on the Company's consolidated financial statements.

18. Litigation

On January 3, 2001, the Company commenced an action alleging that MCI Communications Corporation, Systemhouse, and Electronic Data Systems Corporation, as successor to Systemhouse, committed fraud in connection with the Company's 1998 acquisition of Learning Technologies from the defendants for $24.3 million. The Company seeks actual damages in the amount of $117.9 million plus interest, punitive damages in an amount to be determined at trial, and costs.

The complaint, which is pending in the New York State Supreme Court, alleges that the defendants created a doctored budget to conceal the poor performance of the United Kingdom operation of Learning Technologies. The complaint also alleges that the defendants represented that Learning Technologies would continue to receive business from Systemhouse even though the defendants knew that the sale of Systemhouse to EDS was imminent and that such business would cease after such sale. In February 2001, the defendants filed answers denying liability. No counterclaims against the plaintiffs have been asserted. Although discovery had not yet been completed, defendants made a motion for summary judgment, which was submitted in April 2002. The motion was denied by the court due to the MCI bankruptcy (described below), but with leave granted to the other defendants to renew.

One of the defendants, MCI, filed for bankruptcy protection in July 2002. As a result, the action is stayed as to MCI. The Company and General Physics both filed timely Proofs of Claim in the United States Bankruptcy Court against MCI and WorldCom, Inc., et al. The other defendants made an application to the Court to stay the action until a later-commenced arbitration, alleging breach of the acquisition agreement, is concluded. The motion, which the Company has opposed, is under judicial consideration.

The parties have engaged in non-binding mediation. At the latest mediation conference, EDS stated that it did not intend to file a motion for summary judgment following the close of discovery on February 28, 2003, and intended to try the case if a settlement was not reached. On March 14, 2003, the Company filed a Note of Issue which places the case on the trial calendar.

The Company is not a party to any legal proceeding, the outcome of which is believed by management to have a reasonable likelihood of having a material adverse effect upon the financial condition of the Company.

Independent Auditors' Report

The Board of Directors and Stockholders
GP Strategies Corporation:

We have audited the consolidated financial statements of GP Strategies Corporation and subsidiaries as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GP Strategies Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", effective January 1, 2002.

KPMG LLP

New York, New York
April 9, 2003

Corporate Directory and Corporate Data

Board of Directors

Jerome I. Feldman[1]
Chairman of the Board
and Chief Executive Officer

Scott N. Greenberg[1]
President and
Chief Financial Officer

Harvey P. Eisen[2]
Chairman and
Managing Member of Bedford Oak
Management, LLC

Marshall S. Geller[4]
Chairman, Chief Executive Officer and
Founding Partner of Geller & Friend
Capital Partners, Inc.

Roald Hoffmann, Ph.D.[1,3]
Nobel Laureate (1981),
Professor of Physical Science,
Cornell University

Bernard M. Kauderer[3]
Vice Admiral
U.S. Navy (Ret.)

Mark A. Radzik[3]
Managing Director of Equity Group
Investments, L.L.C.

Ogden R. Reid[3]
Former U.S. Congressman
Former U.S. Ambassador to Israel

Gordon Smale[2,4]
President
Atlantic Oil Company

1 Member of the Executive Committee
2 Member of the Compensation Committee
3 Member of the Audit Committee
4 Member of the Corporate Governance Committee

Corporate Officers

Jerome I. Feldman
Chairman of the Board
and Chief Executive Officer

Scott N. Greenberg
President and
Chief Financial Officer

Andrea D. Kantor
Vice President and
General Counsel

Lydia M. DeSantis
Corporate Secretary

Barry F. Blatt
Director of Taxes

Ralph J. Giordano
Director of Finance

Carole Nussbaum
Assistant Treasurer

Operating Companies

General Physics Corporation
6095 Marshalee Drive
Elkridge, MD 21075

MXL Industries, Inc.
1764 Rohrerstown Road
Lancaster, PA 17601

Certified Public Accountants

KPMG LLP
345 Park Avenue
New York, NY 10154

Registrar and Transfer Agent

Computershare Investor Services LLC
P. O. Box A3504
Chicago, IL 60690-3504
(312) 360-5430

Information Available to Shareholders

Copies of the Company's Form 10-K, proxy statement, press releases and other documents are available through GP Strategies home page on the Internet at the following address: www.gpstrategies.com. Copies of these materials also are available without charge upon written request to the office of the Secretary at:

777 Westchester Avenue, Fourth Floor
White Plains, NY 10604

Quarterly Stock Information

NYSE; Market Price of Common Stock

Quarter 2002	High	Low
First	$4.00	$3.23
Second	5.75	3.50
Third	5.04	4.20
Fourth	5.10	3.60

Quarter 2001	High	Low
First	$5.00	$3.50
Second	5.39	3.20
Third	5.14	3.05
Fourth	4.10	2.40

As of March 19, 2003 there were 1,385 Shareholders of the Company's common stock.

Designed and produced by Group 33 Design Associates, Inc., NYC.

GP Strategies Corporation
777 Westchester Avenue
White Plains, NY 10604
914-249-9700